Consolidated Financial Statements of SOPHiA GENETICS SA for the year ended
December 31, 2023

SOPHiA GENETICS SA Rolle Report of the statutory auditor to the General Meeting on the consolidated financial statements 2023

Report of the statutory auditor
to the General Meeting of SOPHiA GENETICS SA
Rolle

Report on the audit of the consolidated financial statements
Opinion
We have audited the consolidated financial statements of SOPHiA GENETICS SA and its subsidiaries (the Group), which comprise the consolidated statement of loss and the consolidated statement of comprehensive loss for the year ended 31 December 2023, the consolidated balance sheet as at 31 December 2023, the consolidated statement of change in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2023 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards and comply with Swiss law.
Basis for opinion
We conducted our audit in accordance with Swiss law, International Standards on Auditing (ISAs) and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor’s responsibilities for the audit of the consolidated financial statements' section of our report. We are independent of the Group in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, as well as the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Our audit approach

Overview	Overall Group materiality: USD 3,894 thousand

We conducted full scope audit work at the Swiss entity. In addition, specified procedures were performed on the U.S. and French entities. Our audit scope addressed over 90% of the Group’s total revenue.

As key audit matter the following area of focus has been identified: Revenue from SOPHiA DDM platform
Materiality
The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the consolidated financial statements are free from material misstatement. Misstatements may arise due

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to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall Group materiality for the consolidated financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the consolidated financial statements as a whole.

Overall Group materiality	USD 3,894 thousand
Benchmark applied	Loss before tax
Rationale for the materiality benchmark applied	We chose loss before tax as the benchmark because, in our view, it is the benchmark against which the performance of the Group is most commonly measured, and it is a generally accepted benchmark.

We agreed with the Audit Committee that we would report to them misstatements above USD 389 thousand identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.
Audit scope
We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the consolidated financial statements as a whole, taking into account the structure of the Group, the accounting processes and controls, and the industry in which the Group operates.

The Group financial statements are a consolidation of 7 reporting entities. We, the Group audit team, identified and performed the audit over 1 reporting entity that, in our view, required an audit of its complete financial information due to its size or risk characteristics. To obtain appropriate coverage of material balances, we also performed specified audit procedures on 2 reporting entities. None of the reporting entities excluded from our Group audit scope individually contributed more than 5% to net sales or total assets. Audit procedures were also performed over the Group’s Corporate activities (including certain employee benefits) and Group consolidation.
Key audit matters
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

3 SOPHiA GENETICS SA | Report of the statutory auditor to the General Meeting

Revenue from SOPHiA DDM platform

Key audit matter	How our audit addressed the key audit matter
During the year ended December 31, 2023, the Group’s revenue from the SOPHiA DDM platform was USD 60,904 thousand.
As discussed in note 4 to the consolidated financial statements, the Group has determined that the stand-alone selling price for the analyses, in both a dry lab arrangement and bundle arrangement, is not discernible from past transactions. As a result, the residual approach is used to determine the stand-alone selling price of the analyses for both arrangements. Two different margins have been determined by the Group, one for enrichment kits which are produced and one for enrichment kits which are purchased.

In our view, this is a key audit matter, as the determination of the stand-alone selling price is based to a large extent on estimates made by the Group.

We obtained and read the accounting memo and discussed with management the determination of the accounting treatment of the residual approach. We critically challenged the estimates used in the determination of the enrichment kit margin for both produced and purchased enrichment kits by comparing the peer group information included in management’s memo to publicly available information.
We assessed the appropriateness of the Group’s conclusions in the application of the accounting policy in accordance with IFRS 15.
We tested the application of the estimates throughout our revenue testing and as part of the enrichment kit cost testing. We noted no deviations from the two estimates management outlined in their accounting memo.

In addition, we performed a sensitivity analysis over the Group’s estimate of the margin applied to the enrichment kits to understand the impact on the timing of the revenue recognized.

Based on our procedures we consider management’s approach regarding the determination of the accounting treatment, the approach used to allocate the transaction price to the analyses and estimates used for the determination of the enrichment kit margin to be reasonable.

Other information
The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements, the consolidated financial statements, the compensation report and our auditor’s reports thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.
Board of Directors' responsibilities for the consolidated financial statements
The Board of Directors is responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with IFRS Accounting Standards and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern

4 SOPHiA GENETICS SA | Report of the statutory auditor to the General Meeting

basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.
Auditor’s responsibilities for the audit of the consolidated financial statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, ISAs and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Swiss law, ISAs and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

•Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them regarding all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

5 SOPHiA GENETICS SA | Report of the statutory auditor to the General Meeting

Report on other legal and regulatory requirements

In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm the existence of an internal control system that has been designed, pursuant to the instructions of the Board of Directors, for the preparation of the consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.
PricewaterhouseCoopers SA

/s/ Michael Foley	/s/ Pierre-Alain Dévaud
Licensed audit expert Auditor in charge	Licensed audit expert
Lausanne, 5 March 2024

6 SOPHiA GENETICS SA | Report of the statutory auditor to the General Meeting

SOPHiA GENETICS SA, Rolle
Consolidated Statements of Loss
(Amounts in USD thousands, except per share data)

		Year ended December 31,
	Notes	2023	2022	2021
Revenue	4	$62,371	$47,560	$40,450
Cost of revenue	5	(19,458)	(16,306)	(15,229)
Gross profit		42,913	31,254	25,221
Research and development costs	6	(36,969)	(35,371)	(26,578)
Selling and marketing costs	6	(28,423)	(28,267)	(28,735)
General and administrative costs	6	(53,301)	(55,816)	(41,505)
Other operating income, net	7	954	377	108
Operating loss		(74,826)	(87,823)	(71,489)
Interest income (expense), net	8	3,959	685	(638)
Foreign exchange and other losses	8	(7,628)	(447)	(1,380)
Loss before income taxes		(78,495)	(87,585)	(73,507)
Income tax (expense) benefit	9	(486)	136	(168)
Loss for the year		(78,981)	(87,449)	(73,675)
Attributable to the owners of the parent		$(78,981)	$(87,449)	$(73,675)

Basic and diluted loss per share	10	$(1.22)	$(1.36)	$(1.33)
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Rolle
Consolidated Statements of Comprehensive Loss
(Amounts in USD thousands)

		Year ended December 31,
	Notes	2023	2022	2021
Loss for the year		$(78,981)	$(87,449)	$(73,675)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss (net of tax)
Currency translation differences		15,037	(4,336)	(4,736)
Total items that may be reclassified to statement of loss		$15,037	$(4,336)	$(4,736)
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	22	(212)	2,154	461
Total items that will not be reclassified to statement of loss		$(212)	$2,154	$461
Other comprehensive (loss) income for the year		$14,825	$(2,182)	$(4,275)
Total comprehensive loss for the year		$(64,156)	$(89,631)	$(77,950)
Attributable to owners of the parent		$(64,156)	$(89,631)	$(77,950)
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Rolle
Consolidated Balance Sheets
(Amounts in USD thousands)

		As of December 31,
	Notes	2023	2022
Assets
Current assets
Cash and cash equivalents	11	$123,251	$161,305
Term deposits	12	—	17,307
Accounts receivable	13	13,557	6,649
Inventory	14	6,482	5,156
Prepaids and other current assets	15	4,757	5,838
Total current assets		148,047	196,255
Non-current assets
Property and equipment	16	7,469	7,129
Intangible assets	17	27,185	19,963
Right-of-use assets	18	15,635	14,268
Deferred tax assets	9	1,720	1,940
Other non-current assets	19	6,100	4,283
Total non-current assets		58,109	47,583
Total assets		$206,156	$243,838
Liabilities and equity
Current liabilities
Accounts payable	20	$5,391	$6,181
Accrued expenses	21	17,808	14,505
Deferred contract revenue	4	9,494	3,434
Current portion of lease liabilities	18	2,928	2,690
Total current liabilities		35,621	26,810
Non-current liabilities
Lease liabilities, net of current portion	18	15,673	14,053
Defined benefit pension liabilities	22	3,086	2,675
Other non-current liabilities		334	170
Total non-current liabilities		19,093	16,898
Total liabilities		54,714	43,708
Equity
Share capital		4,048	3,464
Share premium		471,846	471,623
Treasury shares		(646)	(117)
Other reserves		53,978	23,963
Accumulated deficit		(377,784)	(298,803)
Total equity		151,442	200,130
Total liabilities and equity		$206,156	$243,838
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Rolle
Consolidated Statements of Changes in Equity
(Amounts in USD thousands, except share data)

	Notes	Shares	Share capital	Treasury Shares	Treasury Share capital	Share premium	Other reserves	Accumulated deficit	Total
January 1, 2021		47,955,700	$2,460	—	$—	$227,429	$8,300	$(137,679)	$100,510
Loss for the period		—	—	—	—	—	—	(73,675)	(73,675)
Other comprehensive loss		—	—	—	—	—	(4,275)	—	(4,275)
Total comprehensive loss		—	—	—	—	—	(4,275)	(73,675)	(77,950)
Share-based compensation	23	—	—	—	—	—	8,514	—	8,514
Transactions with owners
Share options exercised		1,271,300	69	—	—	4,458	—	—	4,527
Sale of ordinary shares in initial public offering, net of transaction costs		13,000,000	710	—	—	210,953	—	—	211,663
Sale of ordinary shares in private placement, net of transaction costs		1,111,111	61	—	—	19,587	—	—	19,648
Sale of ordinary shares in greenshoe offering, net of transaction costs		519,493	28	—	—	8,460	—	—	8,488
December 31, 2021		63,857,604	$3,328	—	$—	$470,887	$12,539	$(211,354)	$275,400
Loss for the period		—	—	—	—	—	—	(87,449)	(87,449)
Other comprehensive loss		—	—	—	—	—	(2,182)	—	(2,182)
Total comprehensive loss		—	—	—	—	—	(2,182)	(87,449)	(89,631)
Share-based compensation	23	—	—	—	—	—	13,613	—	13,613
Transactions with owners
Share options exercised and vesting of Restricted Stock Units	23	—	—	373,616	19	736	(7)	—	748
Issuance of shares to be held as treasury shares		2,540,560	136	(2,540,560)	(136)	—	—	—	—
December 31, 2022		66,398,164	$3,464	(2,166,944)	$(117)	$471,623	$23,963	$(298,803)	$200,130
Loss for the period								(78,981)	(78,981)
Other comprehensive loss		—	—	—	—	—	14,825	—	14,825
Total comprehensive loss		—	—	—	—	—	14,825	(78,981)	(64,156)
Share-based compensation	23						15,242	—	15,242

Transactions with owners
Share options exercised and vesting of Restricted Stock Units	23	—	—	999,339	55	223	(52)	—	226
Issuance of shares to be held as treasury shares		10,500,000	584	(10,500,000)	(584)	—	—	—	—
December 31, 2023		76,898,164	$4,048	(11,667,605)	$(646)	471,846	53,978	(377,784)	151,442
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Rolle
Consolidated Statements of Cash Flows
(Amounts in USD thousands)

		Year ended December 31,
	Notes	2023	2022	2021
Operating activities
Loss before income tax		$(78,495)	$(87,585)	$(73,507)
Adjustments for non-monetary items
Depreciation	16,18	5,508	3,791	2,517
Amortization	17	2,828	1,780	1,092
Finance expense (income), net		2,934	(685)	638
Gain on TriplePoint success fee		—	—	(430)
Expected credit loss allowance	13	214	(467)	(988)
Share-based compensation	23	15,242	13,613	8,514
Intangible assets write-off	17	—	73	30
Movements in provisions, pensions, and government grants	14,22	308	953	(23)
Research tax credit	6	(1,129)	(1,292)	(1,597)
Loss on disposal of property and equipment	16	28	—	22
Gain on disposal of lease liability		(733)	—	—
Working capital changes
(Increase) decrease in accounts receivable		(6,500)	1,332	1,806
(Increase) decrease in prepaids and other assets		1,375	(977)	(2,330)
(Increase) decrease in inventory		(874)	(200)	(2,336)
Increase (decrease) in accounts payables, accrued expenses, deferred contract revenue, and other liabilities		6,871	(1,428)	8,980
Cash used in operating activities
Income tax received (paid)		(801)	—	(55)
Interest paid		(6)	(266)	(286)
Interest received		4,655	1,265	14
Net cash flows used in operating activities		(48,575)	(70,093)	(57,939)
Investing activities
Purchase of property and equipment	16	(1,494)	(4,097)	(2,683)
Acquisition of intangible assets	17	(263)	(464)	(130)
Capitalized development costs	17	(7,469)	(5,820)	(3,858)
Proceeds upon maturity of term deposits and short-term investments	12	17,546	78,533	21,878
Purchase of term deposits and short-term investments	12	—	(26,179)	(72,141)
Net cash flow provided from (used in) investing activities		8,320	41,973	(56,934)
Financing activities
Proceeds from exercise of share options	23	226	748	4,527
Proceeds from initial public offering, net of transaction costs		—	—	211,663
Proceeds from greenshoe, net of transaction costs		—	—	8,488
Proceeds from private placement, net of transaction costs		—	—	19,648
Payment of TriplePoint success fee		—	—	(2,468)
Repayments of borrowings	24	—	—	(3,167)
Payments of principal portion of lease liabilities	18	(3,043)	(2,316)	(918)
Net cash flow (used in) provided from financing activities		(2,817)	(1,568)	237,773
Increase (decrease) in cash and cash equivalents		(43,072)	(29,688)	122,900
Effect of exchange differences on cash balances		5,018	(1,969)	(4,563)
Cash and cash equivalents at beginning of the year		161,305	192,962	74,625
Cash and cash equivalents at end of the year		$123,251	$161,305	$192,962
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Rolle
Notes to the Consolidated Financial Statements
1. Company information and operations
General information
SOPHiA GENETICS SA and its consolidated subsidiaries (NASDAQ: SOPH) (“the Company”) is a cloud-native software company in the healthcare space, incorporated on March 18, 2011, and headquartered in Rolle, Switzerland. The Company is dedicated to establishing the practice of data-driven medicine as the standard of care in healthcare and for life sciences research. The Company has built a cloud-native software platform capable of analyzing data and generating insights from complex multimodal datasets and different diagnostic modalities. This platform, commercialized as “SOPHiA DDMTM,” standardizes, computes, and analyzes digital health data and is used in decentralized locations to break down data silos.

On June 26, 2023, during the Company’s Annual General Meeting, the move of the statutory seat from Saint-Sulpice, Canton Vaud, Switzerland to Rolle, Canton Vaud, Switzerland was approved.
As of December 31, 2023, the Company had the following wholly-owned subsidiaries:

Name	Country of domicile
SOPHiA GENETICS S.A.S.	France
SOPHiA GENETICS LTD	UK
SOPHiA GENETICS, Inc.	USA
SOPHiA GENETICS Intermediação de Negócios LTDA	Brazil
SOPHiA GENETICS PTY LTD	Australia
SOPHiA GENETICS S.R.L.	Italy
Interactive Biosoftware S.A.S., a wholly owned subsidiary located in France and acquired in 2018, was merged into SOPHiA GENETICS S.A.S. in 2020.
On April 9, 2021, SOPHiA GENETICS PTY LTD, a wholly owned subsidiary located in Australia, was incorporated.
On May 27, 2021, SOPHiA GENETICS S.R.L., a wholly owned subsidiary located in Italy, was incorporated.

On December 12, 2022, the Company changed the name of SOPHiA GENETICS Intermediação de Negócios EIRELI to SOPHiA GENETICS Intermediação de Negócios LTDA.
The Company’s Board of Directors approved the issue of the consolidated financial statements on March 5, 2024.
Share split
On June 30, 2021, the Company effected a one-to-twenty share split of its outstanding shares. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.

Initial public offering
In July 2021, the Company completed its initial public offering (“IPO”) in the United States on the Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “SOPH”. Trading on the Nasdaq commenced at market open on July 23, 2021. The Company completed the IPO of 13,000,000 ordinary shares, at an IPO price of $18.00 per share, par value $0.05 (CHF 0.05). The aggregate net proceeds received from the IPO, net of underwriting discounts and commissions and offering expenses, was $211.7 million. Immediately prior to the completion of the IPO, all then outstanding shares of preferred shares were converted into 24,561,200 shares of ordinary shares on a one-to-one basis.
Concurrent with the IPO, the Company closed a private placement, in which it sold 1,111,111 ordinary shares to an affiliate of GE Healthcare at a price of $18.00 per share, par value $0.05 (CHF 0.05). The aggregate net proceeds received from the private placement, net of offering expenses, was $19.6 million.
On August 25, 2021, the underwriters of the IPO elected to exercise in part their option to purchase an additional 519,493 ordinary shares (“greenshoe”) at the IPO price of $18.00 per share, par value $0.05 (CHF 0.05). The aggregate net proceeds received from the greenshoe, net of underwriting discounts and commissions and offering expenses, was $8.5 million.
Issued share capital
As of December 31, 2023, the Company had issued 76,898,164 shares of which 65,230,559 are outstanding and 11,667,605 are held by the Company as treasury shares. As of December 31, 2022, the Company had issued outstanding shares of 64,231,220. All shares were considered paid as of December 31, 2023.
Treasury shares
During the first quarter of 2022, the Company issued 2,540,560 registered shares to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares for the purposes of administering the Company's equity incentive programs. During the second quarter of 2023, the Company issued 10,500,000 registered shares to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares. The Company held 11,667,605 and 2,166,944 treasury shares as of December 31, 2023 and 2022, respectively.
Treasury shares are recognized at acquisition cost and recorded as treasury shares at the time of the transaction. Upon exercise of share options or vesting of restricted stock units, the treasury shares are subsequently transferred. Any consideration received is included in shareholders’ equity.
2. Material accounting policies
Basis of preparation
Compliance with International Financial Reporting Standards
The consolidated financial statements of the Company have been prepared in accordance with IFRS Accounting Standards and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
Basis of consolidation
A subsidiary is an entity over which the Company has control. The Company controls an entity when it has the power to direct its activities and has rights to its variable returns. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and deconsolidated from the date that control ceases.
During the consolidation process intercompany transactions, balances, and unrealized gains on transactions between companies are eliminated. Unrealized losses are also eliminated unless there is evidence of an impairment of the transferred asset. In order to ensure consistency with the accounting policies of the Company, the accounting policies of subsidiaries have been changed where necessary.
Foreign currency translation
Items included in the consolidated financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). In individual entities, transactions in foreign currencies are translated as of transaction date. Monetary assets and liabilities in foreign currencies are translated at month end rates. The Company’s reporting currency of the Company’s consolidated financial statements is the U.S. dollar (“USD”). Assets and liabilities denominated in foreign currencies are translated at the month-end spot exchange rates, income statement accounts are translated at average rates of exchange for the period presented, and equity is translated at historical exchange rates.
On consolidation, assets and liabilities of foreign operations reported in their local functional currencies are translated into USD. Differences arising from the retranslation of opening net assets of foreign operations, together with differences arising from the translation of the net results for the year of foreign operations, are recognized in other comprehensive income under currency retranslations. Gains or losses resulting from foreign currency transactions are included in net income.
The Company selected the U.S. dollar as its presentation currency for purposes of its consolidated financial statements instead of the Company’s functional currency, the Swiss franc, because of the global nature of its business, its expectation that an increasing portion of revenues and expenses will be denominated in USD, and its plans to continue to access U.S. capital markets.
Use of estimates
The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the use of accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The Company’s significant estimates and judgments included in the preparation of the consolidated financial statements are related to revenue recognition, capitalized internal software development costs, share-based compensation, expected credit loss, goodwill, defined benefit pension liabilities, uncertain tax positions, and derivatives.
Disclosed in the corresponding sections within the footnotes are the areas which require a high degree of judgment, significant assumptions, and/or estimates.
Going concern basis
The consolidated financial statements have been prepared on a going concern basis (See Note 29 – “Capital management”).
Historical cost convention
The consolidated financial statements have been prepared on a historical cost basis except for certain assets and liabilities, which are carried at fair value.

Accounting policies
The material accounting policies adopted in the preparation of the consolidated financial statements have been consistently applied, unless otherwise stated.
Provisions and contingencies
Provisions comprise liabilities of uncertain timing or amount. The provisions and liabilities are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, unless the impact of discounting is immaterial. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.
Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not fully within the control of the Company.
The likelihood of occurrence of provisions and contingent liabilities requires use of judgment. Judgment is also required to determine if an outflow of economic resources is probable, or possible but not probable. Where it is probable, a liability is recognized, and further judgment is used to determine the level of the provision. Where it is possible but not probable, further judgment is used to determine if the likelihood is remote, in which case no disclosures are provided; if the likelihood is not remote then judgment is used to determine the contingent liability disclosed.
Financial assets classification
Upon recognition, financial assets are classified on the basis of how the financial assets are measured: at amortized cost or fair value through income.
The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. Except for accounts receivable that do not contain a significant financing component, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through income, transaction costs. Accounts receivable that do not contain a significant financing component are measured at the transaction price.
The Company’s business model for managing financial assets is defined by whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets held in order to collect contractual cash flows are measured at amortized cost. Financial assets held both to collect contractual cash flows and for sale are measured at fair value through other comprehensive income/loss.
Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.
Financial assets measured at amortized cost
Financial assets initially measured at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in income when the asset is derecognized, modified, or impaired. The Company’s financial assets at amortized cost include cash, term deposits and accounts receivable.

Financial assets—derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s consolidated balance sheet) when:
•the rights to receive cash flows from the asset have expired or;
•the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either;
•the Company has transferred substantially all the risks and rewards of the asset, or;
•the Company has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.
When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership.
When the Company has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.
Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.
Financial assets—impairment
For cash, cash equivalents, and term deposits, the Company invests in assets where it has never incurred and does not expect to incur credit losses.
For accounts receivable the Company recognizes a loss allowance based on lifetime estimated credit losses (“ECL”) at each reporting date. When estimating the ECL the Company takes into consideration: readily available relevant and supportable information (this includes quantitative and qualitative data), the Company’s historical experience and forward-looking information specific to the receivables and the economic environment.
See Note 13 – “Accounts receivable” for further information about the Company’s accounting for trade receivables.
Financial liabilities classification
Financial liabilities are classified upon initial recognition as financial liabilities measured at fair value through income or at amortized cost. The Company’s financial liabilities include accounts payable and debt (including borrowings and lease liabilities), which are measured at amortized cost, and derivatives, which are measured at fair value through income.
Interest-bearing borrowings are initially recognized at fair value less directly attributable costs and subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in income when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of income/loss.
Financial liabilities—derecognition
A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statements of loss.
New standards, amendments to standards and interpretations
New standards, amendments to standards, and interpretations issued recently effective
There are no new IFRS Accounting Standards, amendments or interpretations that are mandatory as of January 1, 2023 that are relevant to the Company.
New standards, amendments to standards, and interpretations issued not yet effective
In January 2020, IASB issued amendments to paragraphs 69 to 76 of International Accounting Standard (“IAS”) 1, Presentation of Financial Statements (“IAS 1”), to specify the requirements for classifying liabilities as current or non-current, effective for annual reporting periods beginning on or after January 1, 2024. The Company determined the amendment has no impact.
There are no other IFRS Accounting Standards or IFRS IC interpretations that are not yet effective and that could have a material impact to the consolidated financial statements.

3. Segment reporting
The Company operates in a single operating segment. The Company’s financial information is reviewed, and its performance assessed as a single segment by the senior management team led by the Chief Executive Officer (“CEO”), the Company’s Chief Operating Decision Maker (“CODM”).
For the years ended December 31, 2023 and 2022, respectively, the Company had a physical presence in three countries outside of its headquarters in Switzerland: France, the United States, and Brazil. An analysis of the location of non-current assets other than financial instruments and deferred tax assets by country is as follows (in USD thousands):

	As of December 31,
	2023	2022
Switzerland	$46,370	$39,052
France	3,000	498
United States	913	1,803
Brazil	6	6
Total non-current assets other than financial instruments and deferred tax assets	$50,289	$41,359

4. Revenue
Material accounting estimates and judgments
The Company recognizes revenue when control of promised goods or services is transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Significant judgment is required to determine the stand-alone selling price (“SSP”) for each performance obligation in the SOPHiA DDM Platform, the amount allocated to each performance obligation and whether it depicts the amount that the Company expects to receive in exchange for the related product and/or service.
The Company enters into arrangements with multiple performance obligations where it could be difficult to determine the performance obligations under a sales agreement; in such cases, how and when revenue should be recognized is subject to certain estimates or assumptions. Should these judgments and estimates not be correct, revenue recognized for any reporting period could be adversely affected.
Accounting policies
Revenue represents amounts received and receivable from third parties for goods supplied and services rendered to customers. Revenues are reported net of rebates and discounts and net of sales and value added taxes in an amount that reflects the consideration that is expected to be received for goods or services. The majority of the sales revenue is recognized: (i) when customers generate analyses on their patient data through the SOPHiA DDM Platform, (ii) when consumables, namely DNA enrichment kits, are delivered to customers at which point control transfers, (iii) when services, namely set-up programs, are performed and (iv) over the duration of the software licensing arrangements for the Alamut software offerings.
Products and services are sold both directly to customers and through distributors, generally under agreements with payment terms of up to 180 days. Therefore, contracts do not contain a significant financing component.
For all contracts with customers the following steps are performed to determine the amount of revenue to be recognized and when it should be recognized: (1) identify the contract or contracts; (2) determine whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (3) measure the transaction price, including the constraint on variable consideration; (4) allocate the transaction price to the performance obligations based on estimated selling prices; and (5) recognize revenue when (or as) each performance obligation is satisfied.
SOPHiA DDM Platform
The majority of the SOPHiA DDM Platform revenue is derived from each use of the SOPHiA DDM Platform by customers to generate analyses on their patient data. Analysis revenue is recognized as analysis results are made available to the customer on the SOPHiA DDM Platform. The Company recognizes accrued contract revenue in accounts receivable for any analyses performed by customers that have not been invoiced at the reporting date and where the right to consideration is unconditional. Any payments received in advance of customers generating analyses are recorded as deferred contract revenue until the analyses are performed.
Customers use the SOPHiA DDM Platform to perform analyses under three different models: dry lab access; bundle access; and integrated solutions.
For dry lab contracts, customers use the testing instruments and consumables of their choice and the SOPHiA DDM Platform and algorithms for variant detection and identification. In these arrangements, the Company has identified one performance obligation, which is the delivery of the analysis result to the customer.

For bundle arrangements, customers purchase a DNA enrichment kit along with each analysis. Customers use the DNA enrichment kit in the process of performing their own sequencing of each sample. Customers then upload their patient data to the SOPHiA DDM Platform for analysis. In these arrangements, the Company has identified two performance obligations: the delivery of the DNA enrichment kits and the performance of the analyses. Revenue is recognized for the DNA enrichment kits when control of products has transferred to the customer, which is generally at the time of delivery, as this is when title and risk of loss have been transferred. Revenue for the performance of the analyses is recognized on delivery of the analysis results to the customer. Refer to Arrangements with multiple performance obligations below for how revenue is allocated between the performance obligations.
Deferred contract revenue balances relating to analyses not performed within 12 months from the date of the delivery date are recognized as revenue. This policy is not based on contractual conditions but on the Company’s experience of customer behavior and expiration of the kits associated with the analyses.
For integrated arrangements, customers have their samples processed and sequenced through selected SOPHiA DDM Platform partners within the clinical network and access their data through the SOPHiA DDM Platform. The Company has identified one performance obligation, which is delivery of the analysis results to the customer through the SOPHiA DDM Platform.
The Company also sells access to its Alamut software application (“Alamut”) through the SOPHiA DDM Platform. Some arrangements with customers allow customers to use Alamut as a hosted software service over the contract period without the customer taking possession of the software. Other customers take possession of the software, but the utility of that software is limited by access to the Company’s proprietary SOPHiA database, which is provided to the customer on a fixed term basis. Under both models, revenue is recognized on a straight-line basis over the duration of the agreement.
The Company also derives revenue from the SOPHiA DDM Platform by providing services to biopharma customers who engage the Company to (i) develop and perform customized genomic analyses and/or (ii) access the database for use in clinical trials and other research projects.
The Company does enter into biopharma contracts that contain multiple products or services or non-standard terms and conditions. The biopharma contracts are generally unique in nature and each contract is assessed upon execution. Contracts may contain multiple performance obligations or performance obligations that are recognized overtime, at a point-in-time, or a combination depending on the Company’s ability to satisfy the requirements to recognize revenue over time and reasonably estimate the amount of revenue to recognize. See “Arrangements with multiple performance obligations” below for further discussion on treatment of biopharma contracts.
Generally, the primary performance obligation in these arrangements is the delivery of analysis results in the form of a final report, resulting in revenue being recognized, in most cases, upon the issuance of the final report or successful recruitment of clinical trial participants.
Workflow materials and services
Revenue from workflow materials and services includes all revenue from the sale of materials and services that do not form part of a contract for the provision of platform services. These include the provision of set-up programs and training and the sale of kits and tests that are not linked to use of the platform. Set-up programs and training are typically combined with a customer’s first order prior to the customer beginning to use the SOPHiA DDM Platform.
Revenue from services is generally recognized when the services are performed. Revenue from materials is recognized when control of the goods is transferred to the customer, generally at the time of delivery. This category of revenue also includes the revenue from the sale of DNA sequencing automation equipment accounted for under IFRS 16, Leases (“IFRS 16”), leasing and the fees charged for the maintenance of this equipment.

Arrangements with multiple performance obligations
The Company sells different combinations of analyses, consumables, and services to its customers under its various SOPHiA DDM Platform models.
The Company has determined that the stand-alone selling prices for services and DNA enrichment kits are directly observable. For set-up programs and training sold along with dry lab arrangements or bundle arrangements, the stand-alone selling price of these services is determined on a time and materials basis. For DNA enrichment kits sold as part of a bundle, the SSP is based on an expected cost-plus-margin approach of the kit portion of the bundle.
The Company has determined that the SSP for the analyses, in both a dry lab arrangement and bundle arrangement, is highly variable and therefore a representative SSP is not discernible from past transactions. As a result, the residual approach is used to determine the stand-alone selling price of the analyses in dry lab arrangements that include services and in bundle arrangements that include DNA enrichment kits and, in some cases, services.
The Company also has a small number of bundle contracts with a fixed term that also include providing the customer with DNA sequencing automation equipment, which the Company has determined is an IFRS 16 leasing component. In these arrangements the Company provides DNA sequencing automation equipment to the customer over the fixed term and at completion of the contract term the customer takes possession of the equipment. The Company has determined that it is a dealer lessor and provision of this equipment to the customer is classified as a finance lease. As a result, upon delivery of the leased equipment at the inception of the arrangement, a selling profit is recognized based on the fair value of the underlying equipment less the cost of the equipment. Over the term of the agreement, the minimum lease payment is deducted from the proceeds of the bundle sales in order to reduce the net investment in the corresponding lease receivable over the contract term and interest income is recognized as the discount on the lease receivable unwinds. The remaining proceeds from the contract are accounted for under IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), using the policies described above.
The Company assess biopharma contracts upon execution of each contract given their unique nature. The Company establishes each performance obligation within the contract and determines the appropriate value to be ascribed to be each performance obligation. When relevant the Company utilizes previous established SSPs of its dry lab and bundle solutions or other service. When the performance obligation is specific to only the contract the Company utilizes all available information to reasonable estimate the correct value allocated to the performance obligation.
Contract Balances
Deferred contract costs
Deferred contract costs comprise deferred fulfillment costs related to biopharma, prepayments on contracts, and prepaid maintenance costs relating to DNA sequencing automation equipment.
Costs are incurred to fulfill obligations under certain contracts once obtained, but before transferring goods or services to the customer. Fulfillment costs are recognized as an asset, provided these costs are not addressed by other accounting standards, if the following criteria are met: (i) the costs relate directly to a contract or an anticipated contract that the Company can specifically identify, (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or continuing to satisfy) performance obligations in the future and (iii) the costs are expected to be recovered.
The asset recognized from deferring the costs to fulfill a contract is recorded in the consolidated balance sheet as deferred contract costs within other current assets and amortized on a systematic basis consistent with the pattern of the transfer of the goods or services to which the asset relates, which depends on the nature of the performance obligation(s) in the contract. The amortization of these assets is recorded in cost of revenue.
The timing of revenue recognition and billings can result in accrued contract revenue, which are presented within accounts receivable in the consolidated balance sheet and deferred contract revenue which is presented on the face of the consolidated balance sheet.
Deferred contract revenue
Deferred contract revenue relates to prepayments received from customers before revenue is recognized and is primarily related to SOPHiA DDM Platform analyses invoiced in advance of the customers performing the analyses, deferred Alamut software revenue and progress payments received as part of biopharma contracts.
Deferred contract revenue brought forward as of January 1, 2023 and 2022 amounts to $3.4 million and $4.0 million, respectively. During the twelve months ended December 31, 2023 and 2022, the Company satisfied the performance obligations associated with that deferred contract revenue to the extent that revenue was recognized of $3.4 million and $4.0 million, respectively.
The majority of the platform revenue is derived from contracts with an original expected length of one year or less. However, there are certain biopharma and Alamut contracts in which performance obligations extend over multiple years. The Company has elected to apply the practical expedient not to disclose the value of remaining performance obligations associated with these types of contracts.

Disaggregated Revenue
When disaggregating revenue, the Company considered all of the economic factors that may affect its revenues. The Company assess its revenues by four geographic regions Europe, the Middle East, and Africa (“EMEA”); North America (“NORAM”); Latin America (“LATAM”); and Asia-Pacific (“APAC”). Additionally, the Company assess revenues generated in its domiciled country and any country with significant revenue. The following tables disaggregate the Company's revenue from contracts with customers by geographic market (in USD thousands):

	Year ended December 31,
	2023	2022	2021

Switzerland	$1,432	$1,340	$1,408
France	10,076	7,252	7,433
Italy	8,554	6,761	6,143
Spain	6,512	4,665	3,757
Rest of EMEA	17,384	14,860	12,842
EMEA	$43,958	$34,878	$31,583

United States	$9,465	$5,581	$3,918
Rest of NORAM	1,261	1,151	812
NORAM	$10,726	$6,732	$4,730

LATAM	$3,990	$3,003	$2,295

APAC	$3,697	$2,947	$1,842
Total revenue	$62,371	$47,560	$40,450
Revenue streams
The Company’s revenue from contracts with customers has been allocated to the revenue streams indicated in the table below (in USD thousands):

	Year ended December 31,
	2023	2022	2021
SOPHiA DDM Platform	$60,904	$45,679	$39,465
Workflow equipment and services	1,467	1,881	985
Total revenue	$62,371	$47,560	$40,450
Workflow equipment and services includes revenues from payments from leased equipment recognized under IFRS 16, Leases, of less than $0.1 million, $0.1 million, and $0.2 million for the years ended December 31, 2023, 2022, and 2021, respectively.

5. Cost of revenue
Accounting policies
Cost of revenue comprises costs directly incurred in earning revenue, including computer costs and data storage fees paid to hosting providers, manufacturing costs, materials and consumables, the cost of equipment leased out under finance leases, personnel-related expenses and amortization of capitalized development costs.
6. Operating expense
Accounting policies
Research and development
Research and development costs consist of personnel and related expenses for technology, application, and product development, depreciation and amortization, laboratory supplies, consulting services, computer costs and data storage fees paid to hosting providers related to research and development and allocated overhead costs. These costs are stated net of government grants for research and development and innovation received as tax credits and net of capitalized costs.
Government grants for research and development and innovation received as tax credits
The Company receives government grants in France for research and development and innovation by way of tax credits. Total government grants for research and development and innovation recognized in the statement of loss amounts to $1.1 million, $1.3 million, $1.6 million for the years ended December 31, 2023, 2022, and 2021, respectively.
Selling and marketing costs
Selling and marketing costs consist of personnel and related expenses for the employees of the sales and marketing organization, costs of communications materials that are produced to generate greater awareness and utilization of the platform among customers, costs of third-party market research, costs related to transportation and distribution of our products, and allocated overhead costs. The Company also records increases to, reversals of, and write-offs of the allowance for expected credit losses to selling and marketing costs.
The Company pays sales commission to its employees for obtaining contracts. These costs are expensed as part of employee compensation in selling and marketing costs. They are not capitalized as contract costs as the commissions either represent bonuses payable for revenue earned in the period or have a service condition attached.
General and administrative costs
General and administrative costs consist of personnel and related expenses for our executive, accounting and finance, legal, quality, support and human resources functions, depreciation and amortization, professional services fees incurred by these functions, general corporate costs and allocated overhead costs, which include occupancy costs and information technology costs.

Operating expense by nature
The table presents operating expenses by nature (in USD thousands):

	For the year ended December 31,
	2023	2022	2021
Changes in inventories of finished goods and work in progress	$145	$47	$568
Raw materials and consumables used	(17,504)	(13,341)	(9,650)
Employee benefit expenses	(60,323)	(59,333)	(53,802)
Social charges	(11,956)	(11,480)	(8,373)
Research tax credit	1,129	1,292	1,597
Share-based compensation	(15,242)	(13,613)	(8,514)
Depreciation	(5,508)	(3,791)	(2,517)
Amortization	(2,828)	(1,780)	(1,092)
Professional fees	(14,245)	(13,837)	(11,318)
Laboratory and office expenses	(6,279)	(6,635)	(5,333)
Travel	(3,087)	(3,217)	(1,576)
Marketing	(1,767)	(2,213)	(1,493)
Licenses	(4,235)	(3,949)	(2,021)
Less: capitalized software development costs ("Note 17 - Intangible assets”)	7,469	5,820	3,858
Other expense	(3,920)	(9,730)	(12,381)
Total	$(138,151)	$(135,760)	$(112,047)
Depreciation and amortization have been charged in the following expense categories (in USD thousands):

	For the year ended December 31,
	2023		2022		2021
	Depreciation	Amortization	Depreciation	Amortization	Depreciation	Amortization
Cost of revenue	$—	$(2,099)	$—	$(1,133)	$—	$(483)
Research and development costs	(2,494)	—	(1,748)	—	(1,028)	—
Selling and marketing costs	(1,468)	—	(906)	—	(744)	—
General and administrative costs	(1,546)	(729)	(1,137)	(647)	(745)	(609)
Total	$(5,508)	$(2,828)	$(3,791)	$(1,780)	$(2,517)	$(1,092)

The table presents employee costs by function, which consists of “Employee benefit expenses”, “Social charges” and “Share-based compensation” from the operating expense table (in USD thousands):

	For the year ended December 31,
	2023	2022	2021
Research and development costs	31,280	29,169	23,899
Selling and marketing costs	20,174	20,216	21,659
General and administrative costs	36,067	35,041	25,131
Total	$87,521	$84,426	$70,689
7. Other operating income, net
Accounting policies
The Company records income and expenses that are not regularly occurring or normal business income and expense to other operating income (expense). Other operating income (expense) consists of government grants, gains on disposal of tangible assets, intangible write-offs, and other operating income (expense).
8. Interest income (expense), net and foreign exchange and other losses

	December 31,
	2023	2022	2021
Interest income	$4,547	$1,324	$20
Total interest income	$4,547	$1,324	$20
Interest on loans	—	—	(120)
Interest on lease liabilities	(545)	(422)	(225)
Other interest	(43)	(217)	(313)
Total interest expense	$(588)	$(639)	$(658)
Total Interest income (expense), net	$3,959	$685	$(638)

	December 31,
	2023	2022	2021
Derivative fair value (losses)	—	—	(1,444)
Foreign exchange gains (losses), net	(7,628)	(447)	64
Total foreign exchange and other losses	$(7,628)	$(447)	$(1,380)

Accounting policies
Interest income consists of interest income earned on cash and cash equivalents, short-term investments, and lease receivables.
Interest expense on lease liabilities and loans, which includes, interest on commercial borrowings.

The foreign exchange gains and losses arise principally on intercompany receivable balances in the parent company, whose functional currency is the Swiss Franc.
9. Income tax
Material accounting estimates and judgments
Uncertain tax positions
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates and therefore could be subject to tax examination by various taxing authorities. In the normal course of business, the Company is subject to examination by local tax authorities in Switzerland, France, Italy, Brazil, the UK, the US, and Australia. In 2022 a tax assessment examination was rendered by the French tax authority during an audit of the Company’s 2018 and 2019 tax returns. In 2023, a tax assessment was rendered by the French tax authority during the review of the 2022 tax return as discussed below. The Company is not aware of any additional issues that could result in any other significant payments, accruals or material deviation from its tax positions. There were no other tax examinations in progress as of December 31, 2023.
The Company records tax liabilities or benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations in each of the jurisdictions in which the Company operates.
Accounting policies
The Company is subject to taxes in different countries. Taxes and related fiscal assets and liabilities recognized in the Company’s consolidated financial statements reflect management’s best estimate of the outcome based on the facts known at the balance sheet date in each individual country. These facts may include but are not limited to change in tax laws and interpretation thereof in the various jurisdictions where the Company operates. They may have an impact on the income tax as well as the resulting income tax assets and liabilities. Any differences between tax estimates and final tax assessments are charged to the statement of income/loss in the period in which they are incurred. Taxes include current and deferred taxes on income as well as actual or potential withholding taxes on current and expected transfers of income from subsidiaries and tax adjustments relating to prior years. Income tax is recognized in the statement of income/loss, except to the extent that it relates to an item directly taken to other comprehensive income/loss or equity, in which case it is recognized against other comprehensive income/loss or equity, respectively.
Current income tax liabilities refer to the portion of the tax on the current year taxable profit (as determined according to the rules of the taxation authorities) and includes uncertain tax liabilities. The Company determines the taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates consistently with the tax treatment used or planned to be used in its income tax filings if the Company concludes it is probable that the taxation authority will accept an uncertain tax treatment.
Otherwise, the Company reflects the effect of uncertainty using either the most likely outcome or the expected value outcome, depending on which method the entity expects to better predict the resolution of the uncertainty.
Deferred taxes are based on the temporary differences that arise when taxation authorities recognize and measure assets and liabilities with rules that differ from the accounting policies of the Company’s consolidated financial statements. They also arise on temporary differences stemming from tax losses carried forward. Deferred taxes are measured at the rates of tax expected to prevail when the temporary differences reverse, subject to such rates being substantively enacted at the balance sheet date. Any changes of the tax rates are recognized in the statement of income/loss unless related to items directly recognized against other comprehensive income. Deferred tax liabilities are recognized on all taxable temporary differences excluding non-deductible goodwill. Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, on the basis of the business plans for individual subsidiaries in the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.
The tax impact of a transaction or item can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process. The Company uses in-house tax experts when assessing uncertain tax positions and seeks the advice of external professional advisors where appropriate. The assessment of the uncertain tax position is done by first making a determination of whether it is more likely than not that a tax position would be sustained upon an examination, and then by calculating the amount of the benefit, of that tax position that meets the more likely than not threshold, that should be recognized in the financial statements.
As of December 31, 2023, and 2022, the Company recorded a provision of less than $0.1 million and a release of $0.3 million for unrecognized tax liabilities including interest and penalties. The Company records interest and penalties related to income tax amounts as a component of income tax expense.
France tax audit
The French tax authority issued a tax assessment in December 2022 that reduced the balance of the Company’s tax losses carryforward in France by $1.8 million ($0.5 million tax effected amount) stemming from a review of the Company’s transfer pricing policy. The tax assessment is subject to appeal. However, the Company has elected to take a conservative approach and adjusted the balance of its deferred tax assets to reflect the reduction in the balance of tax losses carryforward. The tax assessment in France has resulted in no other material tax liability or payment. In 2023, the French tax authority performed a review of the Company’s 2022 French tax return. No tax assessments resulted from the review of the 2022 French tax return.

Presentation of tax (expense) benefits
The following table presents the current and deferred tax (expense) benefits (in USD thousands):

	For the year ended December 31,
	2023	2022	2021
Current income tax expense
Current year	$(215)	$(310)	$—
Uncertain tax positions	(40)	328	(110)
Total current income tax expense	$(255)	$18	$(110)

Deferred income tax (expense) benefit
Origination and reversal of temporary differences	$(231)	$118	$(58)

Total deferred income tax (expense) benefit	$(231)	$118	$(58)

Total income tax (expense) benefit	$(486)	$136	$(168)
The following table presents the reconciliation of the expected tax expense to the tax expense report in the statement of loss (in USD thousands):

	For the year ended December 31,
	2023	2022	2021
Loss before tax	$(77,893)	$(87,585)	$(73,507)
Tax at Swiss statutory rate	10,453	11,749	9,907
Effect of tax rates in foreign jurisdictions	(833)	(292)	(218)
Tax effect of:
Unrecognized deferred tax assets	(8,879)	(9,386)	(9,077)
Income not subject to tax (expense not deductible for tax purposes)	(1,782)	(1,940)	(805)
Uncertain tax positions	(40)	328	(110)
Recognition of deferred tax assets from previously unrecognized tax assets	—	509	—
2018-2019 French tax assessment	—	(427)	—
Other	595	(405)	135
Income tax (expense)/benefit	$(486)	$136	$(168)

Movement in the deferred tax balances
During the year ended December 31, 2023, the Company recognized deferred tax assets for its foreign subsidiaries due to intercompany transfer pricing arrangements that will assure realization of their respective deferred tax assets in each country. The following table presents the changes in the Company’s deferred tax assets and deferred tax liabilities (in USD thousands):

	Depreciation & amortization	Bad debt reserves	Accrued pension	ROU asset	Lease liability	Other	Net operating loss carryforward	Total
January 1, 2023	$(80)	$—	$9	$(302)	$511	$852	$950	$1,940
Recognized in profit or loss	62	—	54	(447)	270	(155)	36	(180)
Recognized in OCI	—	—	(64)	—	—	—	—	(64)
Currency translation differences	(1)	—	1	(12)	13	(1)	24	24
December 31, 2023	$(19)	$—	$—	$(761)	$794	$696	$1,010	$1,720
Deferred tax assets	—	—	—	—	794	806	1,010	2,610
Deferred tax liabilities	(19)	—	—	(761)	—	(110)	—	(890)

	Depreciation & amortization	Bad debt reserves	Accrued pension	ROU asset	Lease liability	Other	Net operating loss carryforward	Total
January 1, 2022	$(29)	$341	$44	$(352)	$630	$96	$1,260	$1,990
Recognized in profit or loss	(50)	(324)	26	60	(119)	725	(201)	117
Recognized in OCI	—	—	(59)	—	—	—	—	(59)
Currency translation differences	(1)	(17)	(2)	(10)	—	31	(109)	(108)
December 31, 2022	$(80)	$—	$9	$(302)	$511	$852	$950	$1,940
Deferred tax assets	—	—	9	—	511	940	950	2,410
Deferred tax liabilities	(80)	—	—	(302)	—	(88)	—	(470)
Unrecognized deferred tax assets
As of December 31, 2023 and 2022, the Company recognized deferred tax assets to the extent that it was probable that they would be realized. The following table consists of the deferred tax assets that have not been recognized because it is not probable that there will be future taxable profits to use these benefits (in USD thousands):

	December 31,
	2023		2022
	Gross amount	Tax effect	Gross amount	Tax effect
Deductible temporary differences	$4,652	$710	$3,385	$511
Net operating loss carryforwards	344,887	44,614	263,486	34,224
Total	$349,539	$45,324	$266,871	$34,735
Net operating loss carryforwards
As of December 31, 2023 and 2022, the Company had various net operating loss (“NOL”) carryforwards in Switzerland, France, the UK, the US, and Brazil that are available to reduce future taxable income and income taxes, the majority of which will expire at various dates through 2030. As of December 31, 2023 and 2022, the Company had the following expiring amounts of unrecognized NOL carryforwards (in USD thousands):

	December 31,
	2023	2022
One year	$17,873	$12,007
Two years	17,103	16,261
Three years	25,846	15,561
Four years	53,648	23,515
Thereafter and unlimited	230,417	196,142
Net operating loss carryforwards	$344,887	$263,486
Future realization of the tax benefits of existing temporary differences and NOL carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2023, the Company performed an evaluation to determine the likelihood of realization of these tax benefits. In assessing the realization of the deferred tax assets, the Company considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is not probable that all of the deferred tax assets will be realized in Switzerland and Brazil but has recognized deferred tax assets in France, the UK and the US.
Unrecognized deferred tax liability on retained earnings of subsidiaries
The Company reviews its plan to indefinitely reinvest on a periodic basis for each one of its foreign subsidiaries. In making its decision to indefinitely reinvest, the Company evaluates its plans of reinvestment, its ability to control repatriation and to mobilize funds without triggering basis differences, and the profitability of its Swiss operations and associated cash requirements and the need, if any, to repatriate funds. If the assessment of the Company with respect to any earnings of its foreign subsidiaries’ changes, deferred Swiss income taxes, foreign income taxes, and foreign withholding taxes may have to be accrued.

The Company does not provide for foreign income and withholding taxes, Swiss income taxes or tax benefits on the excess of the financial reporting basis over the tax basis of its investments in foreign subsidiaries to the extent that such amounts are indefinitely reinvested to support operations and continued growth plans outside of Switzerland, or if the Company has determined that no tax liability would arise in case of distribution.

As of December 31, 2023, the Company plans to indefinitely reinvest any undistributed foreign earnings for all its foreign subsidiaries except France. During the year 2023, the Company received a dividend payment from its French subsidiary in the amount of $2.4 million, paid on December 12, 2023. During the year 2022, the Company received a dividend payment from its French subsidiary in the amount of $3.4 million.

The Company has determined that the repatriation of foreign earnings from France does not trigger a tax liability, based on the application of Swiss Participation Exemption rules and exemptions provided by the Double Tax Treaty signed between France and Switzerland, based on which dividends are exempt from withholding tax. The total amount of temporary differences associated with the other investments in subsidiaries is not material.
10. Loss per share
The Company’s shares comprised of ordinary shares. Each share has a nominal value of $0.05 (CHF 0.05). The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period. The table presents the loss for the year ended December 31, 2023, 2022, and 2021, respectively (in USD thousands, except shares and loss per share):

	Year ended December 31,
	2023	2022	2021
Net loss attributed to shareholders	$(78,981)	$(87,449)	$(73,675)
Weighted average number of shares in issue	64,750,886	64,099,213	55,299,863
Basic and diluted loss per share	$(1.22)	$(1.36)	$(1.33)
11. Cash and cash equivalents
Accounting policies
Cash and cash equivalents include cash on hand, deposits held at call with external financial institutions and other short- term highly liquid investments with original maturities of three months or less. They are both readily convertible to known amounts of cash and so near to their maturity that they present insignificant risk of changes in value because of changes in interest rates. Amounts held in money market funds held as cash equivalents and are classified as level 1 fair value financial instrument.

The following table presents the allocation between the Company’s cash and cash equivalents (in USD thousands):

	December 31,
	2023	2022
Bank balances	$16,068	$25,820
Total cash	$16,068	$25,820

Money market funds	$60,683	$85,252
Term deposits less than 3 months	$46,500	$50,233
Total cash equivalents	$107,183	$135,485

Cash and cash equivalents	$123,251	$161,305

Designated cash
In July 2021, the Company designated $30.0 million to a separate bank account to be used exclusively to settle potential liabilities arising from claims against Directors and Officers covered under the Company’s Directors and Officers Insurances Policy (“D&O Policy”). Setting up the designated account has significantly reduced the premiums associated with the D&O Policy. In June 2023, the Company obtained a new D&O Policy that allowed it to reduce the designated cash amount set aside in the separate bank account from $30.0 million to $15 million. The new D&O policy and reduction of designated cash are effective as of July 2023. The Company expects to continue to designate this cash balance for this sole use under the D&O Policy.
12. Term deposits
The following table presents the allocation between the Company’s term deposits (in USD thousands):

	December 31,
	2023	2022
Term deposits, over 3 months, up to 12 months	$—	$17,307
Total term deposits	$—	$17,307
13. Accounts receivable
Material accounting estimates and judgments
The Company has adopted the simplified method indicated in IFRS 9, Financial Instruments (“IFRS 9”), to build its allowance for expected credit losses (“ECL”). The Company uses a matrix based on a calculation of collectability rates according to historical accounts receivable. Allowance is made for lifetime expected credit losses as invoices are issued. The amount of allowance initially recognized is based on historical experience, tempered by expected changes in future cash collections, due to, for example, expected improved customer liquidity or more active credit management.
Accounting policies
Accounts receivable balances are non-interest bearing and payment terms are generally under agreements with payment terms of up to 180 days. The Company’s customers primarily consist of government-owned or government-funded hospitals, laboratories with a low credit risk, and biopharmaceutical companies. The Company has had minimal instances of actual credit losses and considers that this will continue to be the case.
The following table presents the accounts receivable and lease receivable less the expected credit loss (in USD thousands):

	As of December 31,
	2023	2022
Accounts receivable	$10,259	$6,060
Accrued contract revenue	4,451	1,499
Lease receivable	28	185
Allowance for expected credit losses	(1,181)	(1,095)
Net accounts receivable	$13,557	$6,649
The movement in the allowance for expected credit losses in accounts receivable is presented below (in USD thousands):

	2023	2022
As of January 1	$1,095	$1,676
Increase	1,311	404
Reversals	(1,097)	(804)
Write-off	(226)	(67)
Currency translation differences	98	(114)
As of December 31	$1,181	$1,095
As of December 31, 2023 and 2022, the Company’s largest customer balance represented 24% and 15% of accounts receivable. All customer balances that individually exceeded 1% of accounts receivable in aggregate amounted to $6.7 million and $5.4 million as of December 31, 2023 and 2022, respectively.
Accounts receivable includes amounts receivable that relate to leases. The Company is the lessor under finance leases related to the leasing out of DNA sequencing automation equipment. The Company recorded no long-term lease receivables as of December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, the Company had recorded net lease receivables in the amount of less than $0.1 million and $0.2 million.
14. Inventory
Accounting policies
Raw materials and finished goods are stated at the lower of cost calculated using the first-in, first-out (“FIFO”) method and net realizable value. Work in progress is stated at the lower of its weighted average cost and net realizable value. Cost comprises direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

Inventory consists of the following (in USD thousands):

	December 31,
	2023	2022
Raw materials	$7,007	$5,195
Work in progress	1,482	1,340
Finished goods	127	124
Provision	(2,134)	(1,503)
Total	$6,482	$5,156
Inventory provision movement for the years ended December 31, 2023 and 2022, respectively are as follows (in USD thousands):

	2023	2022
As of January 1	$(1,503)	$(793)
Increase in provision	(448)	(697)
Currency Translation Adjustment	(183)	(13)
As of December 31	$(2,134)	$(1,503)
15. Prepaids and other current assets
The following table presents the other current assets (in USD thousands):

	As of December 31,
	2023	2022
Prepayments	$2,764	$3,703
VAT receivable	1,483	1,244
Government grants receivable	165	160
Other	345	731
Total	$4,757	$5,838
16. Property and equipment
Accounting policies
Property and equipment include leasehold improvements, computer hardware, machinery and furniture and fixtures.
Property and equipment are shown on the balance sheet at their historical cost. The cost of an asset, less any residual value, is depreciated using the straight-line method over the useful life of the asset. For this purpose, assets with similar useful lives have been grouped as follows:
•Leasehold improvements—Shorter of the useful life of the asset or the remaining term of the lease
•Computer hardware—Three to five years

•Machinery and equipment—Five years
•Furniture and fixtures—Five years
Useful lives, components, and residual amounts are reviewed annually. Such a review takes into consideration the nature of the assets, their intended use, including but not limited to the closure of facilities, and the evolution of the technology and competitive pressures that may lead to technical obsolescence. Depreciation of property and equipment is allocated to the appropriate headings of expenses by function in the statement of loss.
Reviews of the carrying amount of the Company’s property and equipment are performed when there is an indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset is the greater of its value in use and its fair value less costs of disposal. In assessing the value in use, the estimated future cash flows are discounted to their present value, based on the time value of money and the risks specific to the country where the assets are located.
For the year ended December 31, 2023 and 2022, the Company recorded $0.2 million and $0.1 million in accrued expense related to amounts to be paid within the next 12 months, respectively.
Property and equipment, net movement for the years ended December 31, 2023 and 2022, respectively are as follows (in USD thousands):

	Leasehold improvements	Machinery and equipment	Computer hardware	Furniture and fixtures	Total
January 1, 2023	$6,182	$1,626	$1,633	$1,108	$10,549
Additions	937	176	359	118	1,590
Disposals	(854)	—	(623)	(4)	(1,481)
Currency Translation Adjustment	590	173	91	88	942
December 31, 2023	$6,855	$1,975	$1,460	$1,310	$11,600

Accumulated depreciation
January 1, 2023	$(1,165)	$(665)	$(1,143)	$(447)	$(3,420)
Additions	(1,147)	(246)	(229)	(240)	(1,862)
Disposals	844	—	604	4	1,452
Currency Translation Adjustment	(108)	(82)	(63)	(48)	(301)
December 31, 2023	$(1,576)	$(993)	$(831)	$(731)	$(4,131)
Net book value at December 31, 2023	$5,279	$982	$629	$579	$7,469

	Leasehold improvements	Machinery and equipment	Computer hardware	Furniture and fixtures	Total
January 1, 2022	$3,260	$1,116	$1,855	$1,007	$7,238
Additions	2,895	480	147	222	3,744
Disposals	—	—	(319)	(113)	(432)
Currency Translation Adjustment	27	30	(50)	(8)	(1)
December 31, 2022	$6,182	$1,626	$1,633	$1,108	$10,549

Accumulated depreciation
January 1, 2022	$(570)	$(418)	$(1,228)	$(359)	$(2,575)
Additions	(588)	(224)	(273)	(206)	(1,291)
Disposals	—	—	319	113	432
Currency Translation Adjustment	(7)	(23)	39	5	14
December 31, 2022	$(1,165)	$(665)	$(1,143)	$(447)	$(3,420)
Net book value at December 31, 2022	$5,017	$961	$490	$661	$7,129
17. Intangible Assets
Material accounting estimates and judgments
Goodwill
The Company operates as one segment or as a single cash-generating unit (“CGU”). As a single CGU, goodwill is tested by considering its recoverability in terms of the entire business. Management assesses the recoverable value of goodwill by comparing the Company’s equity value, either from observable market prices or based on discounted cash flow forecasts, to the net assets as reported in the Company’s consolidated financial statements. The value as of October 1, 2023 was based on the Company’s market capitalization, which is a factor of the Company’s outstanding shares multiplied by the price of the Company’s stock on October 1, 2023.
The value as of October 1, 2022 was based on the Company’s discounted cash flow projections, which in turn were based on historical results and ratios updated to reflect management’s expectations of future growth and profitability and discounted using a weighted average cost of capital derived from an analysis of comparable selected public companies.
Capitalized internally developed software costs
Capitalized costs are based on the employment costs of individuals working on software development and based on timesheets. Special attention is paid to distinguishing between costs incurred on developing new software or software upgrades, which may be eligible for capitalization, and costs incurred in maintenance and in the correction of problems, which is not eligible.
Judgment is required in identifying whether individual projects meet all of the criteria required to permit capitalization, in particular, whether the software will generate probable future economic benefits.

Accounting policies
Goodwill
Goodwill is initially measured as the difference between the aggregate of the value of the consideration transferred and the fair value of net assets acquired. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Impairment testing
Intangible assets are allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The CGUs or groups of CGUs are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments. As the Company operates as a single operating segment or CGU, the Company has only a single cash generating unit for impairment testing.
Management assesses the recoverable value of goodwill by comparing the value of the Company equity value, either inferred from the public prices of share issues based on the fair value less cost of disposal (“FVLCOD”) method or based on discounted cash flow forecasts, with the net assets as reported in its consolidated financial statements based on the value in use (“ViU”) method. The discounted cash flow approach involves key assumptions that leave considerable scope for judgment.The Company typically compares the two methods and utilizes the greater recoverable amount for the purposes of its impairment testing. Impairment testing is performed on an annual basis as of October 1. The value as of October 1, 2023 was based on our market capitalization, which is a factor of the Company’s outstanding shares multiplied by the price of the Company’s stock on October 1, 2023. The Company used the discounted cash flow method for the fiscal year ended as of December 31, 2022.
Purchased software
The costs of accessing software services are not capitalized if the Company does not have any contractual right to take possession of the software at any time during the term of the agreement and it is not feasible for the Company either to run the software on its own hardware or to contract with a third party unrelated to the vendor. Such costs represent software as a service costs and are expensed as incurred.
The Company does capitalize software implementation costs, such as fees paid to outside consultants to set up a software arrangement.
For cloud computing costs, the Company capitalized costs for certain configuration and customization costs paid by a customer in a cloud computing or hosting arrangement. The guidance aligns the accounting treatment of these costs incurred in a hosting arrangement treated as a service contract with the requirements for capitalization and amortization costs to develop or obtain an intangible asset.
Purchased software and associated capitalized costs are amortized using the straight-line method over an estimated life of five years.
Capitalized internally developed software costs
Costs incurred in the internal development of software are capitalized as intangible assets when the criteria required by IAS 38 as set out below is satisfied.

Software development costs consist entirely of capitalized internally generated costs that are directly attributable to the design, testing and enhancement of identifiable and unique software applications and products controlled by the Company and incorporated principally within the Company’s SOPHiA DDM Platform. They are recognized as intangible assets where the following criteria are met:
•it is technically feasible to complete the software so that it will be available for use;
•management intends to complete the software and use or sell it;
•there is an ability to use or sell the software;
•it can be demonstrated how the software will generate probable future economic benefits;
•adequate technical, financial and other resources to complete the development and to use or sell the software are available, and;
•the expenditure attributable to the software during its development can be reliably measured.
Directly attributable costs that are capitalized as part of the software comprise principally employee costs. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its expected useful life. Capitalized software development costs are amortized using the straight-line method over an estimated life of five years.
The Company considers that it is only since the beginning of 2020 that development costs have fulfilled the criteria for recognition as intangible assets set out in IAS 38.
Intangible assets, net movement for the years ended December 31, 2023 and 2022, respectively are as follows (in USD thousands):

	Goodwill	Purchased software	Capitalized internally developed software costs	Total intangible assets
January 1, 2023	$8,188	$3,530	$12,191	$23,909
Additions	—	263	7,469	7,732
Disposals	—	—	—	—
Currency Translation Adjustment	811	369	1,707	2,887
December 31, 2023	$8,999	$4,162	$21,367	$34,528

Accumulated amortization
January 1, 2023	$—	$(2,052)	$(1,894)	$(3,946)
Additions	—	(698)	(2,130)	(2,828)
Disposals	—	—	—	—
Currency Translation Adjustment	—	(251)	(318)	(569)
December 31, 2023	$—	$(3,001)	$(4,342)	$(7,343)
Net book value at December 31, 2023	$8,999	$1,161	$17,025	$27,185

	Goodwill	Purchased software	Capitalized internally developed software costs	Total intangible assets
January 1, 2022	$8,298	$3,090	$6,359	$17,747
Additions	—	464	5,820	6,284
Disposals	—	—	(80)	(80)
Currency Translation Adjustment	(110)	(24)	92	(42)
December 31, 2022	$8,188	$3,530	$12,191	$23,909

Accumulated amortization
January 1, 2022	$—	$(1,432)	$(642)	$(2,074)
Additions	—	(618)	(1,162)	(1,780)
Disposals	—	—	7	7
Currency Translation Adjustment	—	(2)	(97)	(99)
December 31, 2022	$—	$(2,052)	$(1,894)	$(3,946)
Net book value at December 31, 2022	$8,188	$1,478	$10,297	$19,963
Goodwill arose from the Company’s acquisition of Interactive Biosoftware (“IBS”) in June 2018. Through this acquisition the Company added Alamut (a genomic mutation interpretation software) to its existing SOPHiA DDM Platform.
Goodwill is tested for impairment on an annual basis as of October 1 and at the occurrence of a potential indication of impairment. A triggering assessment is performed each quarter to ensure no occurrence of impairment triggering events. As of December 31, 2023 and 2022, respectively, no impairment charges were recorded related to the Company’s goodwill.
As of October 1, 2023 the Company utilized the equity method (“FVLCOD”) to perform its annual assessment. The estimated equity value of the Company was $165.8 million, which exceeds the reported net assets of the Company of $158.4 million at that date by $7.3 million.
As of October 1, 2022 the Company utilized a discounted cash flow (“ViU”) method to perform its annual assessment. The Company assessed both the value of goodwill and intangibles using the discounted cash flow method. The Company used the discounted cash flow method in its annual assessment in 2022 given the significant drop in its share price from January 1, 2022, which resulted in a decline in the market capitalization of the Company.
The Company computed the value of the CGU using a discounted cash flow analysis. The discounted cash flow analysis used a forecast of seven years in order to project to a point at which the Company’s financial profile is expected to be more mature, which will allow for a more accurate valuation of the recoverable amount of the CGU. The basis of the projection for the discounted cash flow analysis was an internal plan reviewed and approved by management. The Company based its forecast on an expected compound annual growth rate (“CAGR”) of revenue and applied a weighted average cost of capital (“WACC”) and a terminal free cash flow growth rate to the discounted cash flow projections to calculate its CGU’s value. The Company performed a sensitivity analysis over the WACC, the terminal free cash flow growth rate, and the revenue CAGR.
The Company used a WACC of 12% that was consistent with the range used in publicly available analyst valuations. The Company used a terminal free cash flow growth rate of 3% based on an internal assessment of historical sustainable market growth rates and historical GDP growth figures that was consistent with the range of rates used in publicly available analyst valuations. The Company performed a sensitivity analysis on the WACC and the terminal free cash flow growth rate to determine the impact on the valuation. The Company determined that the level of WACC and cash flow growth rate at which an impairment of the CGU would occur are 20% for the WACC and a negative cash flow growth rate, respectively.
The Company projected revenue over the seven-year period at a CAGR of 37%, which is consistent with internal forecasts reviewed and approved by Management. The Company performed a sensitivity analysis to determine the CAGR at which an impairment would occur. The Company determined that at a CAGR of 25% over a seven-year period an impairment of the CGU would occur..
On the basis of the analyses performed, the Company concludes that the recoverable amount exceeds the carrying amount of the goodwill and no impairment is needed as of December 31, 2023 and December 31, 2022.
18. Leases
Accounting policies
Lessee
The Company assesses at inception of the contract whether a contract is or contains a lease. This assessment involves determining whether the Company obtains substantially all the economic benefits from the use of that asset, and whether the Company has the right to direct the use of the asset. When these conditions are met, the Company recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date, except for short-term leases of 12 months or less, which are expensed in the statement of income/loss on a straight-line basis over the lease term.
At inception, the ROU asset comprises the initial lease liability, initial direct costs, and any obligations to refurbish the asset, less any incentives granted by the lessors.
The ROU asset is depreciated over the shorter of the duration of the lease contract (including contractually agreed optional extension periods whose exercise is deemed to be reasonably certain) and the useful life of the underlying asset.
The ROU asset is subject to testing for impairment if there is an indicator for impairment, as for owned assets.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that is not readily determinable, the incremental borrowing rate (“IBR”) at the lease commencement date. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment. Lease payments can include fixed payments; variable payments that depend on an index or rate known at the commencement date; and extension option payments or purchase options that the Company is reasonably certain to exercise.
The lease liability is subsequently measured at amortized cost using the effective interest rate method and remeasured (with a corresponding adjustment to the related ROU asset) when there is a change in future lease payments due to renegotiation, changes in an index or rate or a reassessment of options.
Some of the Company’s leases include options to extend the lease, and these options are included in the lease term to the extent they are reasonably certain to be exercised.

Lessor
The Company leases out laboratory equipment to certain customers. These leases are classified as finance leases as the Company transfers substantially all the risks and rewards incidental to ownership of the asset to the customer.
At the commencement of the lease term, the Company records revenue and the associated costs of sales, being the sale proceeds at fair value of the asset (computed at cost plus a margin) and the cost of the asset, derecognizes the leased asset from inventory, and recognizes a finance lease receivable on the balance sheet equal to the net investment in the lease. As of December 31, 2023, the Company did not have any leases of laboratory equipment.
Company leases
During the year ended December 31, 2023, the Company entered into one significant lease as described below.
Rolle office
On March 3, 2021, the Company entered into a 120-month lease for office space in Rolle, Switzerland primarily to support the expansion of the research and development department. The lease in total is for approximately 65,860 square feet, including an additional 21,258 square feet based on a lease amendment as described below, with the Company gaining access to areas on prescribed dates. The Company gained access to 11,840 square feet on July 1, 2021. The Company gained access to 7,535 square feet on January 1, 2022 and the remaining 21,258 square feet on February 1, 2023. The expected lease commitments resulting from this contract are less than $0.1 million in 2021, $0.5 million in 2022, $1.0 million in 2023 onwards, and $1.14 million from 2024 onward. The expected lease commitments are linked to changes in the Swiss Consumer Price Index as published by Swiss Federal Statistical Office.
On January 25, 2022, the Company entered into an amendment to the lease for office space in Rolle, Switzerland. The amendment provides the Company with an additional floor of approximately 21,258 square feet with lease commencement initiating on April 1, 2022. Upon commencement of the lease, the Company recorded a right-of-use asset of $4.5 million and a lease liability of $4.5 million.
The Company makes fixed payments and additional variable payments depending on the usage of the asset during the contract period. Upon commencement of the lease, the Company recorded a ROU asset of $7.7 million and a lease liability of $8.5 million. The difference between the ROU and lease liability of $0.8 million is driven by lease incentives and expected restoration costs.
Boston office
On August 9, 2021, the Company entered into a 40-month new lease for office space in Boston, Massachusetts to support the expansion of the Company’s growth in the United States. The lease in total for the expansion of the Boston office is approximately 9,192 square feet. The expected lease commitments resulting from this contract are $0.5 million a year starting in 2022 through the end of the lease in 2024. The Company makes fixed payments and additional variable payments depending on the usage of the asset during the contract period. Upon commencement of the lease, the Company recorded a right-of-use asset of $1.2 million and a lease liability of $1.4 million. The difference between the ROU and lease liability of $0.2 million is driven by lease incentives.
Bidart office

On June 1, 2023, the Company entered into a 108-month lease for office space in Bidart, France primarily to support the expansion of the research and development department. The lease in total is for approximately
13,509 square feet. Upon commencement of the lease, the Company recorded a right-of-use asset of $2.3 million and a lease liability of $2.3 million. The expected lease commitments resulting from this contract are $0.1 million in 2023 and $0.3 million per year from 2024 onward.
Leases
Generally, lease terms for office buildings are between one and ten years. Any leases with terms less than 12 months and/or with low value are expensed in accordance with the IFRS 16 practical expedients for short-term leases and low-value leases. These expenses amounted to less than $0.1 million and $0.2 million for the years ended December 31, 2023 and 2022, respectively. The Company had cash outflows related to leases less than 12 months and/or with low value of less than $0.1 million and $0.2 million for the years ended December 31, 2023 and 2022, respectively.
The Company has lease liabilities amounting to $17.8 million and $14.7 million for the years ended December 31, 2023 and 2022, respectively, that are linked to consumer price indices in Switzerland and France.
The future cash flow in relation to short-term leases and leases of low value assets is disclosed in Note 27 – “Commitments and contingencies.”
The future cash flow in relation to leases accounted for under IFRS 16 is disclosed in Note 28 – “Financial instruments.”
The Company has several leases with extension and termination options. Management determines, on the basis of the business needs, whether they expect to exercise these options.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that is not readily determinable, the IBR at the lease commencement date. The IBR is the rate of interest that the Company would have had to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment. On the basis of this policy, the IBRs used by the Company to discount lease payments outstanding at December 31, 2023 and 2022, respectively, in the countries in which it has recognized right-of-use assets and lease liabilities have been in the range of 2.61% to 4.82% and 2.61% to 3.47%, respectively.
The following table presents the movements in the ROUs (in USD thousands):

	2023	2022
As of January 1	$14,268	$11,292
Additions	3,814	5,388
Depreciation charge	(3,646)	(2,500)
Currency translation effects	1,199	88
As of December 31	$15,635	$14,268

The following table presents the movements in the lease liabilities (in USD thousands):

	2023	2022
As of January 1	$16,743	$13,059
Additions	2,249	5,441
Cash outflows (principle and interest)	(3,361)	(2,316)
Non-cash interest	545	422
Currency translation effects	2,425	137
As of December 31	$18,601	$16,743
19. Other non-current assets
Other non-current assets consist of the following (in USD thousands):

	December 31,
	2023	2022
Research tax credit receivable	$4,743	$3,342
Guarantee deposits	1,357	941
Total	$6,100	$4,283
20. Accounts payable
Accounts payable consist of the following (in USD thousands):

	As of December 31,
	2023	2022
Trade payables	2,256	2,170
Employee related payables	2,366	3,655
VAT, sales, and other taxes	769	356
Total	$5,391	$6,181

21. Accrued expenses
Accrued expenses consist of the following (in USD thousands):

	As of December 31,
	2023	2022
Accrued Compensation	$13,578	$10,268
Accrued Professional Fees	2,612	2,162
Accrued Inventory Purchases	340	315
Accrued IT Support	613	22
Accrued Legal Fees	79	287
Accrued Other	586	1,451
Total	$17,808	$14,505
22. Post-employment benefits
Material accounting estimates and judgments
The liability or asset recognized on the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.
The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.
The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the statement of income/loss.
Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income. The remeasurement gains and losses are included in retained earnings in the statement of changes in equity and on the balance sheet.
Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in income as past service costs.
For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans. Employee contributions to these plans is voluntary and these contributions are matched by the employer. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. Contributions are charged to the statement of income/loss as incurred.
Accounting policies
The Company operates defined benefit and defined contribution pension plans. Funded schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity (a fund) and has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.
The actual return on plan assets, excluding interest income measured at the discount rate, is recognized in other comprehensive income/loss within defined benefit plan remeasurements.
The Company has a funded defined benefit plan in Switzerland, an unfunded defined benefit plan in France and a defined contribution plans in the US. The Company has no occupational pension plans in the UK and Brazil.
Swiss pension plan
The Company contracted with the Swiss Life Collective BVG Foundation based in Zurich for the provision of occupational benefits. All benefits in accordance with the regulations are reinsured in their entirety with Swiss Life SA within the framework of the corresponding contract. This pension solution fully reinsures the risks of disability, death and longevity with Swiss Life. Swiss Life invests the vested pension capital and provides a 100% capital and interest guarantee. The pension plan is entitled to an annual bonus from Swiss Life comprising the effective savings, risk and cost results.
Although the amount of ultimate pension benefit is not defined, certain legal obligations of the plan create constructive obligations on the employer to pay further contributions to fund an eventual deficit; this results in the plan nevertheless being accounted for as a defined benefit plan.
French pension plan
In France, the bulk of pensions are paid by national pension schemes, which are unfunded. In addition, French employers are obliged by law to pay a retirement indemnity. Its amount depends on the last salary of the employee and on the period of activity with its employer. Rights to this benefit are acquired during the service life with the same employer on the condition that the employee will be with its employer at retirement date; it means that the rights are only vested on retirement date. This indemnity is in substance a defined benefit plan.
The following table provides additional details on the defined benefit plans’ funded status (in USD thousands):

	December 31,
	2023	2022
Present value of defined benefit obligation	$(23,013)	$(19,252)
Fair value of plan assets	19,927	16,577
Net pension liability	$(3,086)	$(2,675)

The following table presents the movement in the defined benefit obligation (in USD thousands):

	2023			2022
	Funded	Unfunded	Total	Funded	Unfunded	Total
January 1	$(19,221)	$(31)	$(19,252)	$(17,686)	$(203)	$(17,889)
Service Cost	(1,311)	(10)	(1,321)	(1,759)	(90)	(1,849)
of which current service cost	(1,748)	(10)	(1,758)	(1,873)	(90)	(1,963)
of which past service cost including effects from curtailment	437	—	437	114	—	114
Interest expense	(413)	(1)	(414)	(154)	(2)	(156)
Actuarial gains (losses)	401	2	403	2,110	250	2,360
Actual plan participants’ contributions	(1,441)	—	(1,441)	(1,361)	—	(1,361)
Transfers (in) out due to (joiners) leavers	1,037	—	1,037	(551)	—	(551)
Currency translation differences	(2,024)	(1)	(2,025)	180	14	194
December 31	$(22,972)	$(41)	$(23,013)	$(19,221)	$(31)	$(19,252)
The service cost and interest expense are charged to the statement of income/loss as pension cost. Actuarial gains (losses) are credited or charged to other comprehensive income (loss) as defined benefit plan remeasurements.
As of December 31, 2023, the Swiss and French plans had 233 and 97 active members, respectively. As of December 31, 2022, the Swiss and French plans had 248 and 102 active members, respectively.
As a result of the reduction in conversion factors, the Company incurred a past service cost gain including curtailment of $0.4 million for the year ended December 31, 2023.
The following table presents the movement in the defined benefit plans’ assets (in USD thousands):

	2023	2022
As of January 1	$16,577	$13,436
Interest income	387	125
Return on plan assets, excl. interest income	(654)	(204)
Administrative expenses	(70)	(71)
Employer contributions	1,531	1,452
Employee contributions	1,441	1,361
Transfers in (out) due to joiners (leavers)	(1,037)	551
Currency translation differences	1,752	(73)
As of December 31	$19,927	$16,577

The following table presents the defined benefit plan assets, which include the following (in USD thousands):

	December 31,
	2023	2022
Cash	$528	$664
Insurance policies	19,399	15,913
Total	$19,927	$16,577
The Swiss Life Collective BVG Foundation, to which the Swiss pension plan is affiliated, manages its funds in the interests of all members, with due attention to the priorities of liquidity, security, and return. The Company’s pension plan benefits from the economies of scale and diversification of risk available through this affiliation. The Company has no influence over the investment policy.
The follow table presents the pension costs recognized in statement of loss (in USD thousands):

	December 31,
	2023			2022			2021
	Funded	Unfunded	Total	Funded	Unfunded	Total	Funded	Unfunded	Total
Service cost	$(1,311)	$(10)	$(1,321)	$(1,759)	$(90)	$(1,849)	$(1,054)	$(80)	$(1,134)
Interest cost	(413)	(1)	(414)	(154)	(2)	(156)	(49)	(1)	(50)
Total recognized	$(1,724)	$(11)	$(1,735)	$(1,913)	$(92)	$(2,005)	$(1,103)	$(81)	$(1,184)
The follow table presents the pension remeasurement recognized in statement of other comprehensive loss (in USD thousands):

	December 31,
	2023			2022			2021
	Funded	Unfunded	Total	Funded	Unfunded	Total	Funded	Unfunded	Total
Changes in demographic assumptions	$700	$—	$700	$—	$223	$223	$1,278	$—	$1,278
Changes in financial assumptions	(901)	(2)	(903)	2,311	12	2,323	37	13	50
Experience adjustments	602	4	606	(201)	15	(186)	(844)	13	(831)
Total actuarial gains (losses)	401	2	403	2,110	250	2,360	471	26	497
Return on plan assets	(654)	—	(654)	(204)	—	(204)	(32)	—	(32)
Currency translation differences	37	2	39	(4)	2	(2)	(4)	—	(4)
Total recognized	$(216)	$4	$(212)	$1,902	$252	$2,154	$435	$26	$461
The positive impact of changes in demographic assumptions in 2023 was due principally to an increase in the weighted turnover from 15.80% to 19.50%.

The positive impact of changes in demographic assumptions in 2022 was due principally to an increase in the expected employee salaries from 1.25% to 3.00%. This implies that more members are expected to have a higher pensionable amount before pensionable age.
The negative impact of changes in financial assumptions in 2023 was due to a decrease in the discount rate from 2.25% to 1.50%.

The positive impact of changes in financial assumptions in 2022 was due to an increase in the discount rate from 0.30% to 2.25%.
The positive experience adjustments in 2023 was due largely to the surplus between the additional defined benefit obligation attributable to new joiners and the assets that they transferred into the plan.
Key actuarial assumptions by plan
Discount rate
In estimating the defined benefit obligation, the discount rates used were, for the Swiss plan, 1.50% and 2.25% and, for the French plan, 3.55% and 3.90% for the years ended December 31, 2023 and 2022, respectively.
Expected rate of salary increase
The expected rate of annual salary increase was assumed to be, for the Swiss plan 2.75% and 3.00% and for the French plan 3.00% and 3.00% for the years ended December 31, 2023 and 2022, respectively.
Pension plan modified duration
The weighted average modified duration of the Swiss plan is 11.7 and 13.2 years and of the French plan 16.1 and 16.0 years for the years ended December 31, 2023 and 2022, respectively.
Interest rates
For the Swiss plan, the interest on old age accounts is based, for the LPP account, on the LPP interest rate, which was 1.50% and 2.25% and, for the extra mandatory part, is equivalent to the discount rate, which was 1.50% and 2.25% for the years ended December 31, 2023 and 2022, respectively.
Inflation
For the Swiss plan, the expected annual rate of inflation is based on the inflation forecast of the Swiss National Bank and was assumed to be 1.25% and 1.50% for the years ended December 31, 2023 and 2022, respectively.
Mortality tables
Assumptions regarding future mortality experience are set based on actuarial advice provided in accordance with published statistics and experience and are based on the mortality generational tables BGV 2020 (Swiss) and TH/TF 00-02 (French). For the Swiss plan, the average life expectancy in years after retirement of a pensioner retiring at age 65 (male) and 65 (female) on the balance sheet date is, respectively, 22.82 and 22.70 and 24.59 and 22.48, for the years ended December 31, 2023 and 2022, respectively.

Sensitivity analysis
The following tables demonstrate the sensitivity of the defined benefit obligations to changes in the discount rate, expected rates of salary increase, interest credited on savings accounts, inflation and life expectancy at retirement age.
The table below presents the sensitivity analysis for the funded plans (in USD thousands):

	2023	2022
Discount rates
Increase of 25 basis points	(464)	(426)
Decrease of 25 basis points	500	467
Expected rates of salary increases
Increase of 25 basis points	91	110
Decrease of 25 basis points	(98)	(107)
Interest rate
Increase of 25 basis points	160	150
Decrease of 25 basis points	(157)	(146)
Inflation
Increase of 25 basis points	91	102
Decrease of 25 basis points	(90)	(99)
Life expectancy
Increase of 1 year	92	71
Decrease of 1 year	(92)	(71)
The table below presents the sensitivity analysis for the unfunded plans (in USD thousands):

	2023	2022
Discount rates
Increase of 50 basis points	(3)	(2)
Decrease of 50 basis points	3	2
Expected rates of salary increases
Increase of 50 basis points	3	3
Decrease of 50 basis points	(3)	(2)
The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognized on the balance sheet.
The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

Future employer contributions
Expected employer contributions to the Swiss defined benefit pension plan for the year ending December 31, 2024 amount to $1.7 million.
Defined contribution plans
US pension plan
The Company has a multiple employer 401(k) defined contribution plan in the USA. The expense recognized in respect of the defined contribution plan in the USA was $0.4 million and $0.4 million and for the years ended December 31, 2023 and 2022, respectively.
23. Share-based compensation
Material accounting estimates and judgments
Share-based Compensation
For the years ended December 31, 2023 and 2022, we granted share options under one plan - the SOPHiA GENETICS 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan” or the “2021 EIP”). Under this plan, directors may offer options to directors, employees and advisors. The exercise price of the share options is set at the time they are granted. Options, once vested, can be exchanged for an equal number of ordinary shares.
Measuring the cost of share options
The fair value of the options under all plans are measured at each grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.
For options up to September 2020, the fair value at grant date is independently determined using an adjusted form of the Black-Scholes option pricing model that takes into account the strike price, the fair value of the share at grant date, the expected life of the award, the expected price volatility of the underlying share, the risk-free interest rate for the term of the award and the expected dividend yield. For options granted on and subsequent to September 2020 until July 22, 2021, the fair value at grant date is based on a probability-weighted expected returns method that takes account of both the value derived by using an adjusted form of the Black-Scholes option pricing model, as described above, and a discounted estimate of the price that might be achieved in a future transaction. For options granted on and subsequent to July 22, 2021, the fair value at grant date is determined by using the Black-Scholes option pricing model.
The Company has used an independent valuation firm to assist in calculating the fair value of the award grants per participant.
The key inputs used in the valuation model, for the stock options granted in the years ended December 31, 2023 and 2022, respectively, are outlined below. Stock options were only granted under the 2021 Employee Incentive Plan (“2021 EIP”). No grants have been made under the 2019 Incentive Share Option Plan (“2019 ISOP”) since 2021 and the SOPHiA GENETICS Incentive Share Option Plan (“2013 ISOP”) since 2019.
Prior to the Company’s IPO, the price of the ordinary shares at grant date, which represents a critical input into this model, has been determined on one of the following two bases:
•By reference to a contemporaneous transaction involving another class of share, using an adjusted form of the Black-Scholes option pricing model as described above, and considering the timing, amount, liquidation preferences and dividend rights of issues of other classes of shares.
•On the basis of discounted cash flow forecasts, where there was no contemporaneous or closely contemporaneous transaction in another class of share and the time interval was too large to permit an assumption that there had been no significant change in the Company’s equity value.
Subsequent to the IPO, the price of the ordinary shares at grant date, which represents a critical input into this model, has been determined on the most recent close price of the Company’s stock price on the date of grant.
Accounting policies
The Company has three share option plans for directors, employees, and advisors which are accounted for as equity-settled share-based compensation plans.
The fair value of options granted under these plans is recognized as an employee benefits expense, with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted:
•including any market performance conditions (e.g., the entity’s share price);
•excluding the impact of any service and non-market performance vesting conditions (e.g., profitability, sales growth; targets and remaining an employee of the entity over a specified time period), and;
•including the impact of any non-vesting conditions (e.g., the requirement for employees to save or hold shares for a specific period of time).
The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in income, with a corresponding adjustment to equity.
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the share price, or the fair value of a share, the expected life of the share option, the volatility of the share price, the risk-free interest rate, the dividend yield, and making certain assumptions about the inputs. The assumptions used for estimating fair value for share-based payment transactions are disclosed below.
The volatility used in the estimation of fair value is calculated utilizing a mix of the Company’s own share price volatility and the volatility of the share prices of a set list of publicly traded peer companies based on a defined proportion. Share price volatility is calculated for each tranche of share options on a historical basis over a period of time equal to the average life of the share options granted in each tranche. In the event that a company used in the volatility calculation has not been publicly traded for the requisite amount of time, the entirety of its trading history was used.
If the shares are not listed, estimating their fair value also requires determination of the most appropriate valuation model, such as:
•By reference to a contemporaneous transaction involving another class of share, using an adjusted form of an option pricing model above, and considering the timing, amount, liquidation preferences and dividend rights of issues of other classes of shares;

•On the basis of discounted cash flow forecasts, where there was no contemporaneous or closely contemporaneous transaction in another class of share and the time interval was too large to permit an assumption that there had been no significant change in the Company’s equity value;
•Share based compensation expense is measured at the fair value of the options at the grant date and recognized over the vesting period. Share based compensation expense is presented in the statement of income/loss and allocated to the various expense categories based on the functions of the employees to whom the options are granted (e.g., research and development, selling and marketing, general & administrative).
The calculation of the cost of the Company’s share option grants and of the fair value of the ordinary shares at the grant date requires the selection of an appropriate valuation model and is based on key assumptions that leave considerable scope for judgment.
Recognizing the cost of share options
At each reporting date, the Company takes a charge for the vested options granted and for partially earned but non-vested portions of options granted. This results in a front-loaded charge to the statement of loss. Prior to the IPO, at each reporting date, the Company reappraised its estimate of the likelihood and date of a future transaction that would cause all options which would vest six months from the transaction date to vest and, if necessary, accelerated the recognition of the unrecognized cost in the statements of loss. The Company accounts for these plans as equity-settled transactions. The charge to the statements of loss therefore results in a corresponding credit being booked to “Other reserves” within equity.
The plans
The Company has three share option plans: the 2013 ISOP (launched in September 2013), the 2019 ISOP (launched March 2019), and the 2021 EIP (launched June 2021). Under these plans, directors may offer options to directors, employees and advisors. The exercise price of the share options is set at the time they are granted. Options, once vested, can be exchanged for an equal number of ordinary shares. Under the 2021 EIP, the Company can grant restricted stock units (“RSUs”) which represent the right to receive ordinary shares upon meeting specific vesting requirements. RSUs are able to be granted to directors, executives, and employees.
The options have a life of ten years. Options under the 2013 ISOP vest 50% on the second anniversary of the grant date and a further 50% on the third anniversary of the grant date. Options under the 2019 ISOP vest 25% on each anniversary of the grant date over four years. The options under the 2021 EIP vest either 25% on the first anniversary of the grant date and the remaining 75% vesting ratably on a monthly basis over the remaining three years, 25% on the first anniversary of the grant date and the remaining 75% vesting ratably on a quarterly basis over the remaining three years, on the second anniversary of the grant date, or annually over four years on each anniversary of the grant date. Refer to Restricted Stock Units below for the vesting schedules of the RSUs under the 2021 EIP.
On April 22, 2021, the Board amended the 2019 ISOP to the effect that, in the event of a successful IPO or public listing of the Company’s shares, only those unvested options that otherwise would vest within six months following the effective date of the IPO or such public listing should become fully vested immediately as of such date (accelerated vesting). The remaining unvested options (i.e., unvested options that would only vest after the six-month period following the effective date of the IPO or public listing) would not be subject to accelerated vesting and, subject to certain conditions, would vest on the basis of the original vesting schedule. Additionally, the Board instituted a black-out period, irrespective of a successful IPO or public listing of the Company, in which no options could be exercised from May 1, 2021 to January 19, 2022, and to accelerate the vesting of options that would otherwise vest during that period.

2013 ISOP
Activity for the year ended December 31, 2023, under the 2013 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2023	657,980	$2.92	4.24
Exercised	(39,000)	2.52	—
Forfeited	(12,000)	0.05	—
Outstanding as of December 31, 2023	606,980	$3.00	3.49
Exercisable as of December 31, 2023	606,980	$3.00	3.49

Activity for the year ended December 31, 2022, under the 2013 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2022	859,540	$2.75	5.08
Exercised	(193,560)	2.44	—
Forfeited	(8,000)	3.19	—
Outstanding as of December 31, 2022	657,980	$2.92	4.24
Exercisable as of December 31, 2022	657,980	$2.92	4.24
Options outstanding as of December 31, 2023, under the 2013 ISOP expire between 2024 and 2029.

The weighted average share price at the date of exercise were $4.82 and $7.41 for the years ended December 31, 2023 and 2022, respectively.

2019 ISOP

Activity for the year ended December 31, 2023, under the 2019 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2023	2,629,516	4.96	7.21
Exercised	(32,000)	4.06	—
Forfeited	(195,006)	4.94	—
Outstanding as of December 31, 2023	2,402,510	$4.97	6.30
Exercisable as of December 31, 2023	1,651,493	$4.64	6.03

Activity for the year ended December 31, 2022, under the 2019 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2022	2,812,500	$5.83	8.61
Exercised	(47,000)	7.25	—
Forfeited	(135,984)	5.15	—
Outstanding as of December 31, 2022	2,629,516	$4.96	7.21
Exercisable as of December 31, 2022	1,476,744	$4.41	6.56
The valuation inputs for the 2019 ISOP grants were as follows:

	Twelve months ended December 31,
	2023	2022	2021
Share price at grant date (in USD)	N/A	N/A	$5.59
Expected life of share options (years)	N/A	N/A	6.05	-	6.19
Expected volatility	N/A	N/A	41.26%	-	41.45%
Risk free interest rate	N/A	N/A	(0.63)%	-	(0.48)%
Dividend yield (%)	N/A	N/A	—%
Options outstanding as of December 31, 2023, under the 2019 ISOP expire between 2024 and 2031.

The weighted average share price at the date of exercise were $4.65 and $6.19 for the years ended December 31, 2023 and 2022, respectively.

2021 EIP
Activity for the year ended December 31, 2023, under the 2021 EIP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2023	2,624,297	$12.32	8.88
Granted	3,734,266	4.44	—
Exercised	(5,194)	2.63	—
Forfeited	(645,310)	$6.43	—
Outstanding as of December 31, 2023	5,708,059	$7.84	8.74
Exercisable as of December 31, 2023	1,155,231	$14.64	7.57

Activity for the year ended December 31, 2022, under the 2021 EIP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2022	1,576,069	$17.96	9.57
Granted	1,336,284	6.03	—
Forfeited	(288,056)	14.00	—
Outstanding as of December 31, 2022	2,624,297	$12.32	8.88
Exercisable as of December 31, 2022	528,693	$17.98	8.04
The valuation inputs for the 2021 EIP grants were as follows:

	Year Ended December 31,
	2023			2022			2021
Share price at grant date (in USD)	$2.53	-	$4.72	$2.06	-	$8.36	$16.81	-	$18.00
Expected life of share options (years)	5.50	-	7.00	5.50	-	7.00	5.50	-	7.00
Expected volatility (%)	69.50%	-	74.96%	62.65%	-	69.43%	41.65%	-	59.77%
Risk free interest rate (%)	3.45%	-	4.67%	2.42%	-	4.00%	0.87%	-	1.36%
Dividend yield (%)	—%			—%			—%
Options outstanding as of December 31, 2023, under the 2021 EIP expire between 2025 and 2033.

The weighted average share price at the date of exercise was $3.79 for the year ended December 31, 2023 and no options were exercised for the year ended December 31, 2022.

Share options outstanding at the year ended December 31, 2023

The weighted average fair value of options granted during the years ended December 31, 2023 and 2022, respectively (in USD):

	2023	2022
2021 EIP	$2.91	$3.62
Restricted Stock Units
As part of the 2021 EIP, the Company initiated granting of RSUs, which represent the right to receive shares of ordinary shares upon meeting specified vesting requirements. In the year ended December 31, 2023, the Company granted 2,658,150 RSUs under the 2021 plan. Under the terms of the 2021 plan, 2,260,649 of the RSUs granted are subject to a four-year vesting schedule with 25% vesting on the first anniversary of the grant date and the remaining 75% ratably on a quarterly basis over the remaining three years, 107,647 are subject to a two year vesting period on the second anniversary from the date of grant, and the remaining 289,854 of the RSUs granted to non-executive members of the Company’s board of directors are subject to a vesting period set to be completed upon the Company’s 2024 Annual General Meeting. The activity for the year ended December 31, 2023 was as follows:

	Number of RSUs	Weighted-average grant date fair value per share
Unvested as of January 1, 2023	1,865,433	$5.20
Granted	2,658,150	$4.42
Vested	(927,155)	$4.65
Forfeited	(261,160)	$4.75
Unvested as of December 31, 2023	3,335,268	$4.77
In the year ended December 31, 2022, the Company issued 1,776,832 RSUs under the 2021 plan. Under the terms of the 2021 plan, 1,396,366 of the RSUs issued are subject to a four-year vesting schedule with 25% vesting on the first anniversary of the grant date and the remaining 75% ratably on a monthly basis over the remaining three years, and the remaining 380,466 of the RSUs issued to non-executive members of the Company’s board of directors are subject to a vesting period set to be completed upon the Company’s 2023 Annual General Meeting. The activity for the year ended December 31, 2022 was as follows:

	Number of RSUs	Weighted-average grant date fair value per share
Unvested as of January 1, 2022	287,575	$17.97
Granted	1,776,832	4.30
Vested	(133,056)	17.99
Forfeited	(65,918)	10.72
Unvested as of December 31, 2022	1,865,433	$5.20

Share-based compensation expense
Movements in the share-based compensation reserve were as follows (in USD thousands):

Total
January 1, 2022	$11,462
Movement in the period	13,613
December 31, 2022	25,075
Movement in the period	15,242
December 31, 2023	$40,317
Share-based compensation expense by financial statement caption for all stock awards consists of the following (in USD thousands):

	Year ended December 31,
	2023	2022	2021
Research and development	$3,440	$2,245	784
Sales and marketing	1,266	1,462	1,227
General and administrative	10,536	9,906	6,503
Total	$15,242	$13,613	$8,514

24. Borrowings

Revolving credit facility

On June 21, 2022 the Company entered into a credit agreement (“the Credit Facility”) with Credit Suisse SA for up to CHF 5.0 million. Borrowings under the credit facility will bear interest at a rate to be established between the Company and Credit Suisse at the time of each draw down. Borrowings under the Credit Facility have no restrictions related to its use. As of December 31, 2023, the Company had no borrowings outstanding under the Credit Facility.
During the period since January 1, 2020, the Company has not been subject to any externally imposed capital requirements.
25. Share capital issuance
On June 30, 2021, the Company performed a one-to-twenty share split and converted all preferred shares to ordinary shares. Refer to Note 1 – “Company information and operations - Share split.”
On July 22, 2021 as part of the Company IPO, the Company converted all preferred shares to ordinary shares. Refer to Note 1- “Company information and operations - Initial public offering.”
At the next ordinary Annual General Meeting, the Board of Directors will not propose any dividend in respect of the year ended December 31, 2023.

26. Related parties
Related parties comprise the Company’s executive officers and directors, including their affiliates, and any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control, with the Company.
Key management personnel comprised of six Executive Officers and Directors and seven Non-Executive Directors for the year ended December 31, 2023. Key management personnel comprised of six Executive Officers and Directors and seven Non-Executive Directors for the year ended December 31, 2022. Key management personnel comprised of six Executive Officers and Directors and six Non-Executive Directors for the year ended December 31, 2021.
Compensation for key management and non-executive directors recognized during the year comprised (in USD thousands):

	December 31,
	2023	2022	2021
Salaries and other short-term employee benefits	$4,234	$3,782	$2,805
Pension costs	228	196	117
Share-based compensation expense	10,597	8,936	6,906
Total	$15,059	$12,914	$9,828
27. Commitments and contingencies
Commitments
The Company has no commitments for future lease payments under short-term leases not recognized on the balance sheet as of December 31, 2023. As of December 31, 2022 the company had commitments for future lease payments under short-term leases not recognized on the balance sheet of $0.2 million.
The Company entered into an agreement with Microsoft Corporation as of November 1, 2022. As part of the agreement, the Company has commitments of approximately $69.4 million in computational and hosting-related costs through October 31, 2027.
Contingencies
As of December 31, 2023 and 2022 the Company had no contingent assets or liabilities.

28. Financial instruments and risks
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
The Company holds the following financial instruments (in USD thousands):

	December 31,
	2023	2022
Financial assets at amortized cost
Cash and cash equivalents	$123,251	$161,305
Term deposits	—	17,307
Accounts receivable	13,557	6,649
Other financial non-current assets	1,382	965
Total financial assets at amortized cost	$138,190	$186,226
Financial assets at fair value through statement of loss
Total financial assets	$138,190	$186,226
Financial liabilities at amortized cost
Accounts payable	5,391	6,181
Accrued expenses	17,808	14,505
Lease liabilities	18,601	16,743
Total financial liabilities at amortized cost	41,800	37,429
Financial liabilities at fair value through statement of loss
Total financial liabilities	$41,800	$37,429
The Company’s exposure to various risks associated with the financial instruments is discussed below in “Financial risk management.” The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above. See Note 13 - “Accounts receivable” for expected credit loss provisions on accounts receivable.
Fair value measurement
As of December 31, 2023 and 2022, the carrying amount was a reasonable approximation of fair value for the following financial assets and liabilities:
Financial assets
•Cash and cash equivalents
•Term deposits
•Accounts receivable
•Other non-current assets—lease deposits and lease receivable
Financial liabilities
•Accounts payable
•Accrued liabilities
•Lease liabilities

Fair value measurement methodology
The Company measures financial instruments at fair value at each balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market for the asset or liability.
The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.
A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset or by selling it to another market participant.
The Company uses valuation techniques to measure fair value maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
Level 2—Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
Level 3—Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
For assets and liabilities that are recognized in the consolidated financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
Management determines the policies and procedures for both recurring fair value measurement and for non-recurring measurement with the involvement of experts and external consultants when needed.
The Company holds money market funds which are classified as cash equivalents which are measured as a level 1 valuation. Refer to Note 11 - “Cash and cash equivalents”.
In 2023 and 2022 there were no significant changes in the business or economic circumstances that affect the fair value of the Company’s financial assets and financial liabilities. There were also no transfers between categories.
Financial risk management
Financial risks
Senior management regularly reviews the Company’s cash forecast and related risks. They also perform the risk assessment, define any necessary measures and ensure the monitoring of the internal control system.

The Company’s principal financial liabilities include accounts payable and lease liabilities. The Company’s principal financial assets include cash and cash equivalents, term deposits and short-term investments and accounts receivable.
In the course of its business, the Company is exposed to a number of financial risks including credit and counterparty risk, funding and liquidity risk and market risk (i.e. foreign currency risk and interest rate risk). This note presents the Company’s objectives, policies, and processes for managing these risks.
Credit and counterparty risk management
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities, primarily accounts receivable.
Concentration risk arises when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions.
The Company’s policy with regard to assessing and providing for expected credit losses on accounts receivable is set out in Note 13 - “Accounts receivable.”
Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy.
Financial transactions are predominantly entered into with investment grade financial institutions and in principle the Company requires a minimum long-term rating of A3/A- for its cash investments and term deposits. The Company may deviate from this requirement from time to time for operational reasons. The highest exposure to a single financial counterparty within cash and cash equivalents and term deposits and short-term investments amounted to $43.7 million and $57.3 million as of December 31, 2023 and 2022, respectively.
Other non-current financial assets include cash deposits for leases.
Funding and liquidity risk management
Funding and liquidity risk is the risk that a company may encounter difficulties in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets. Such risk may result from inadequate market depth or disruption or refinancing problems.
The Company views equity funding as its primary source of liquidity only partly complemented with revenue generated from the sale of the platform, applications, products, and services and some borrowings. The Company has no outstanding borrowing facilities. Short term liquidity is managed based on projected cash flows. As of December 31, 2023 and 2022, the Company’s liquidity consisted of $123.3 million and $161.3 million in cash and cash equivalents, respectively. On the basis of the current operating performance and liquidity position, management believes that the available cash balances will be sufficient for operating activities, working capital, interest, capital expenditures and scheduled debt repayments for the next 12 months.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted cash flows (in USD thousands):

	Net carrying amount	Within 1 year	Between 1 and 5 years	After 5 years	Total
December 31, 2023
Lease liabilities	$18,601	$3,195	$9,729	$6,364	$19,288
Accounts payable	5,391	5,391			5,391
Accrued expenses	17,808	17,808			17,808
Total contractual liabilities	$41,800	$26,394	$9,729	$6,364	$42,487

December 31, 2022
Lease liabilities	$16,743	$2,950	$8,862	$6,421	$18,233
Accounts payable	6,181	6,181	—	—	6,181
Accrued expenses	14,505	14,505	—	—	14,505
Total contractual liabilities	$37,429	$23,636	$8,862	$6,421	$38,919
Market risk
Market risk includes currency risk and interest rate risk.
Currency risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates.
The significant exchange rates that have been applied to these consolidated financial statements are listed below:

	December 31,		For the twelve months ended December 31,
	2023	2022	2023	2022	2021
Currency	Spot rate	Spot rate	Average rate	Average rate	Average rate
USD/CHF	0.84110	0.92447	0.89855	0.95500	0.91437
USD/EUR	0.90580	0.93414	0.92478	0.95146	0.84579
USD/GBP	0.78440	0.82761	0.80428	0.81177	0.72707
USD/BRL	4.85250	5.28600	4.97372	5.16678	5.39288
The sensitivity of the Company’s income to possible changes in foreign exchange rates is measured at the local entity level as it depends on the functional currency of each entity. As of December 31, 2023,

2022, and 2021 the Company was exposed principally to movements in four cross currency pairs. The sensitivity of the Company’s loss before tax to such changes was as follows (in USD thousands):

	December 31,
	2023			2022			2021
Increase / (decrease) in USD/CHF exchange rate by 10%	3,034	/	(3,034)	6,614	/	(6,614)	19,499	/	(19,499)
Increase / (decrease) in EUR/CHF exchange rate by 10%	508	/	(508)	(94)	/	94	648	/	(648)
Increase / (decrease) in GBP/CHF exchange rate by 10%	(23)	/	23	(83)	/	83	(18)	/	18
Increase / (decrease) in USD/EUR exchange rate by 10%	(513)	/	513	503	/	(503)	726	/	(726)
The Company’s exposure to foreign currency changes for all other currencies is not material. The significant increase/decrease between USD/CHF resulted from the Company’s IPO, which occurred in USD. The Company does not use derivative financial instruments to hedge exposures and under no circumstances may enter into derivative instruments for speculative purposes.
The sensitivity of the Company’s reported equity or net assets to possible changes in foreign exchange rates is measured at the consolidated level as it depends on the presentation currency selected for the consolidated financial statements. Such effects are reported not in income but in the currency translation account within other reserves. As of December 31, 2023 and 2022 the sensitivity of the Company’s equity to such changes, measured against the USD, was as follows (in USD thousands):

	December 31,
	2023			2022
Increase / (decrease) in USD/CHF exchange rate by 10%	(1,552)	/	1,552	14,198	/	(14,198)
Increase / (decrease) in USD/EUR exchange rate by 10%	383	/	(383)	(44)	/	44
Increase / (decrease) in USD/GBP exchange rate by 10%	18	/	(18)	50	/	(50)
Interest rate risk
The Company’s cash and cash equivalents and term deposits are subject to market risk associated with interest rate fluctuations. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. The Company concluded that fluctuations in the interest rate did not have a material impact on our cash equivalents and term deposit balances.
29. Capital management
The Company considers equity as equivalent to the IFRS Accounting Standards equity on the balance sheet (including share capital, share premium and all other equity reserves attributable to the owners of the Company).
The primary objective of the Company’s capital management is to maximize shareholder value. The Board regularly reviews its shareholders’ return strategy. For the foreseeable future, the Board will maintain a capital structure that supports the Company’s strategic objectives through managing funding and liquidity risks and optimizing shareholder return.
As of December 31, 2023 and 2022, the Company’s cash and cash equivalents amounted to $123.3 million and $161.3 million, respectively.

The Board of Directors believes that the Company has sufficient financial resources to meet all of its obligations for at least the next twelve months. Moreover, the Company is not exposed to liquidity risk through requests for early repayment of loans.
30. Events after the reporting date
The Company has evaluated, for potential recognition and disclosure, events that occurred prior to the date at which the consolidated financial statements were available to be authorized for issuance. There were no material subsequent events.